48

04024214

82- SUBMISSIONS FACING SHEET

Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Pharmaceutical

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 13 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4135

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/12/04









ANNUAL REPORT 2003

中國製藥集團有限公司
China Pharmaceutical
Group Limited

CONTENTS

DIRECTORS
Executive:
CAI Dong Chen *(Chairman)*
DING Er Gang
FENG Zhen Ying
QU Ji Guang
WEI Fu Min
YUE Jin

Independent Non-executive:
GUO Shi Chang
HUO Zhen Xing
LEE Ka Sze, Carmelo
QI Mou Jia

SOLICITORS
Woo, Kwan, Lee & Lo
27th Floor, Jardine House
1 Connaught Place
Hong Kong

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

AUTHORISED REPRESENTATIVES
DING Er Gang
WEI Fu Min

COMPANY SECRETARY
LEE Ka Sze, Carmelo

REGISTERED OFFICE
Room 3805
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE
Secretaries Limited
G/F., Bank of East Asia
Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

PRINCIPAL BANKERS
ABN AMRO Bank N.V.
China Construction Bank, Shijiazhuang Branch
CITIC Ka Wah Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited
The Industrial and Commercial Bank of China, Shijiazhuang Branch

STOCK EXCHANGE
The Stock Exchange of Hong Kong Limited

STOCK CODE
1093


China Pharmaceutical Group Limited
100%
Tin Lon Investment Limited
100%
Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Neimenguo) Co., Ltd.
100%
Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Vitam Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Golden Wing Limited
100%
Unity Pacific Limited
100%
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Netcom Resources Limited
100%
NBP Pharmaceutical Co., Ltd.
100%
Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.
79.04%
20.17%
50%
Hebei Zhongrun Pharmaceutical Co., Ltd.
Hebei Huarong Pharmaceutical Co., Ltd.
90%
M2b.com.hk Limited
80%
China Nutraceuticals Limited

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 14, 2004 at 10:30 a.m. for the following purposes: –

1. To receive and consider the audited financial statements, the report of the directors and the report of auditors for the year ended December 31, 2003.

2. To declare a final dividend.

3. To re-elect directors and to authorize the board to fix the remuneration of directors.

4. To re-appoint auditors and to authorize the board to fix their remuneration.

By Order of the Board
LEE Ka Sze, Carmelo
Secretary

Hong Kong, March 22, 2004.

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be lodged with the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members will be closed from Monday, May 10, 2004, to Friday, May 14, 2004, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar and transfer office, Secretaries Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, May 7, 2004.



On behalf of the Board of Directors (the "Directors"), I am pleased to present the annual report of the Company for the year ended December 31, 2003.

RESULTS AND DIVIDENDS

The Group delivered an outstanding overall performance and reported record results in 2003.

In 2003, the Group's turnover and net profit amounted to HK$2,478 million and HK$504 million, representing increases of HK$853 million or 53% and HK$276 million or 121% compared with 2002 respectively.

The Board of Directors recommends the payment of a final dividend for 2003 of HK7.0 cents per share (2002: HK6.0 cents). The final dividend is payable on May 28, 2004 to shareholders whose names appear on the register of members of the Company on May 14, 2004. Including the interim dividend of HK7.0 cents paid (2002: Nil), the total dividends for the year will be HK14.0 cents per share (2002: HK6.0 cents).

BUSINESSS REVIEW AND OUTLOOK

Vitamin C Series

With gradual diminution in overseas manufacturers' output and market share, PRC manufacturers found their position in the global market of vitamin C further enhanced and product prices rapidly surged from previously low levels. In 2003, the average price of the Group's vitamin C rose from US$3.2 per kg in 2002 to US$5.9 per kg, an increase of 84%. On the other hand, cost of production increased slightly by 6% to US$2.3 per kg.

Output for the year amounted to 14,219 tonnes, an increase of 2,075 tonnes compared with previous year. Sales revenue of the entire series reached HK$684 million, accounting for 28% of the Group's total revenue. Gross profit margin of the entire series was 60.2%, an increase of 28.1 percentage points compared with previous year.

We are building a new production line of vitamin C with an annual capacity of 15,000 tonnes. Operation of this production line is expected to commence by the middle of this year. By then, the Group will become one of the few largest manufacturers of vitamin C in the world.

Leveraging capacity expansion and the advantage of low production costs, the Group will further enhance its leading position in the global market of vitamin C. This line of business will remain a major source of profit for the Group.

Penicillin Series

Due to oversupply in the domestic penicillin market, product prices began to fall since the third quarter of the year. The average price of the Group's penicillin industrial salt fell from US$15.6 per kg in 2002 to US$12.7 per kg in 2003, a decrease of 19%. Through various cost control measures and improvement in production technology, the production cost of penicillin industrial salt fell to US$8.9 per kg, a decrease of 17% compared with previous year.

Output for the year reached 5,245 tonnes, an increase of 1,442 tonnes compared with previous year. Sales revenue of the entire series amounted to HK$549 million, accounting for 22% of the Group's total revenue. Gross profit margin of the entire series was 32.6%, which was the same as the margin of previous year.

Given the fact that the market of penicillin is now in the process of consolidation, the Group will further reduce production costs and increase the proportion of downstream products, with the aim to maintain the advantage of having the lowest production cost in the industry. On the other hand, the Group intends to build a production base for penicillin in the north-western part of the PRC in the near future. Upon the completion of the new plant, the Group will become one the few largest penicillin manufacturers in the world. At the same time, the Group will leverage the favourable local policies and the low cost operating environment there to substantially cut its production costs in order to further enhance its competitiveness, which will be instrumental in establishing the Group as a leading manufacturer in the market of penicillin.

Cephalosporin Series

In 2003, competition in the domestic market of cephalosporin was very intense, leading to a significant drop in the price of 7-ACA. The average price of the Group's 7-ACA for the year was US$82.2 per kg, a decrease of 29% from US$115.3 per kg in 2002. However, the Group managed to cut its production costs by 15% to US$63.8 per kg.

In 2003, the Group's output of 7-ACA amounted to 648 tonnes, which was 149 tonnes more compared with previous year. Sales revenue of the entire series was HK$456 million, accounting for 18% of the Group's total revenue. Gross profit margin of the entire series was 22.6%, a decrease of 8 percentage points compared with previous year

At present, there are still not many major manufacturers of 7-ACA in the PRC. After the severe competition in 2003, the Group anticipates that prices will gradually pick up from its lowest level. On the other hand, the Group will continue to lower its production costs in order to maintain the profitability of this line of business.

Finished Drugs

In 2003, the finished drug business reported sales revenue of HK$786 million in its first full year, accounting for 32% of the Group's total revenue. Through the development of higher gross profit margin products and production cost reduction of bulk drugs, the gross profit margin of this business reached 29.3%, an increase of 2.6 percentage points compared with previous year.

The Group is seeking overseas accreditation for certain products with the aim to develop the markets in Europe and America. On the other hand, we will actively look for overseas partners or acquisition opportunities in order to speed up our expansion into those markets.

The development of butylphthalide, a patent drug, has reached the final stage of clinical trial. Meanwhile, we are constructing a production line in order to be able to make an official launch of the patent drug to the market in the second half of 2005.

FINANCIAL REVIEW

The Group maintained a solid financial position throughout the year. At December 31, 2003, the Group had total bank balances and cash of HK$552 million. Total borrowings amounted HK$408 million, representing 19% of the shareholders' funds at the year-end date.

The borrowings of the Group comprise loan from ultimate holding company of HK$102 million and bank loans of HK$306 million. The maturity profile of the bank loans spread over a period of two years with HK$161 million repayable within one year and HK$145 million between one to two years.

52% of the Group's borrowings is denominated in Renminbi and the remaining 48% in Hong Kong dollars. Except for export sales which are denominated in US dollars, the sales of the Group are denominated in Renminbi. Hence the exposure of the Group to foreign exchange rate fluctuations is not significant.

At December 31, 2003, the Group had pledged all the equity interests of a wholly-owned subsidiary to a bank to secure bank loan granted to the Group. In addition, the Group had also pledged HK$78 million of its bank deposits for the acquisition of production facilities and securing short-term banking facilities granted to the Group.

At December 31, 2003, the Group had capital commitments of HK$233 million in respect of capital expenditure contracted but not provided for in the financial statements in respect of acquisition of property, plant and equipment.

EMPLOYEES

At the year-end date, the Group had about 8,150 employees, the majority of them are employed in the PRC. They are remunerated by reference to the market, performance of individual employee and overall performance of the Group.

ACKNOWLEDGEMENT

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere thanks to our shareholders for their support and to our staff for their commitment and diligence during the year.

CAI DONG CHEN
Chairman

Hong Kong, March 22, 2004

DIRECTORS' REPORT

The directors present their annual report and the audited financial statements for the year ended December 31, 2003.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Details of the activities of its subsidiaries and a jointly controlled entity are set out in notes 34 and 16 to the financial statements, respectively.

CHANGE OF COMPANY NAME

Pursuant to a special resolution passed at the special general meeting of the Company held on April 23, 2003, the name of the Company was changed from China Pharmaceutical Enterprise and Investment Corporation Limited 中國製藥企業投資有限公司 to China Pharmaceutical Group Limited 中國製藥集團有限公司. The new name became effective on May 7, 2003.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales and purchases attributable to the Group's five largest customers and suppliers were less than 30% of the Group's total sales and purchases for the year, respectively.

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended December 31, 2003 are set out in the consolidated income statement on page 19 of the annual report and the accompanying notes to the financial statements.

An interim dividend of HK7.0 cents per share amounting to HK$107,669,000 was paid to the shareholders during the year. The directors now recommend a final dividend of HK7.0 cents per share to the shareholders on the register of members on May 14, 2004, amounting to HK$107,669,000 and retention of the remaining profit of HK$288,831,000.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group continued to expand and upgrade its production facilities for bulk drug products and finished drug products. Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 11 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the issued share capital and share options of the Company are set out in notes 24 and 25 to the financial statements, respectively.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Cai Dong Chen, *Chairman*	
Ding Er Gang	
Qu Ji Guang	
Wei Fu Min	
Yue Jin	
Feng Zhen Ying	(appointed on June 11, 2003)
Liu Yi	(resigned on June 11, 2003)

Independent non-executive directors:

Huo Zhen Xing	
Lee Ka Sze, Carmelo	
Qi Mou Jia	
Guo Shi Chang	(appointed on February 5, 2004)

In accordance with Article 92 of the Company's Article of Association, the new directors, Messrs. Feng Zhen Ying and Guo Shi Chang retire at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Messrs. Qu Ji Guang, Yue Jin and Lee Ka Sze, Carmelo retire at the forthcoming annual general meeting by rotation and, being eligible, offer themselves for re-election.

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

CAI Dong Chen

Appointed as a director of the Company in 1998. Mr. Cai, aged 50, senior engineer, is the Chairman of Shijiazhuang Pharmaceutical Group Company Limited (''SPG''). Mr. Cai graduated from Hebei Pharmaceutical Finance College, the People's Republic of China (the ''PRC'') in 1972. He joined Hebei Pharmaceutical Factory (''HPF''), the PRC in 1972 as a technician and was appointed as factory manager of HPF in 1984. Mr. Cai has over twenty years of management experience in the pharmaceutical industry.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT – continued

DING Er Gang

Appointed as a director of the Company in 1997. Mr. Ding, aged 43, is an economist. He graduated from Hebei College of Economic, the PRC and joined Hebei Province Municipal Planning Research Centre as an assistant researcher. Mr. Ding is responsible for the overall financial management and investor relations.

QU Ji Guang

Appointed as a director of the Company in 2001. Mr. Qu, aged 49, has over twenty years of marketing and management experience in the pharmaceutical industry.

WEI Fu Min

Appointed as a director of the Company in 1994. Mr. Wei, aged 57, is a senior engineer. He graduated from Tianjin Industrial College, the PRC in 1970. Mr. Wei has over twenty years of technical and management experience in the pharmaceutical industry.

YUE Jin

Appointed as a director of the Company in 2001. Mr. Yue, aged 40, graduated from Hebei University, the PRC in 1985. Mr. Yue has over fifteen years of product development and project management experience in the pharmaceutical industry.

FENG Zhen Ying

Appointed as a director of the Company in June 2003. Mr. Feng, aged 48, graduated from Hebei Chemical College, the PRC and is a senior engineer. Mr. Feng has over twenty years of technical and management experience in the pharmaceutical industry.

HUO Zhen Xing

Appointed as a non-executive director of the Company in 1994. Mr. Huo, aged 67, was the former head of Industrial and Commercial Bank of China, Hebei Province branch and Shijiazhuang sub-branch.

LEE Ka Sze, Carmelo

Appointed as a non-executive director of the Company in 1996. Mr. Lee, aged 44, is a solicitor by profession and is a partner of a law firm in Hong Kong.

QI Mou Jia

Appointed as a non-executive director of the Company in 1996. Mr. Qi, aged 70, is a senior engineer. He is a former director of State Drug Administration of China (''SDA''). He was the deputy chairman and chairman of SDA in 1978 and 1982-1994 respectively.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT – continued

GUO Shi Chang

Appointed as a non-executive director of the Company in February 2004. Mr. Guo, aged 62, is an engineer. He was the Vice Governor of Hebei Provincial People's Government, the PRC from 1993 to 2002.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2003, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (''SFO'')), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the ''Stock Exchange'') pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the ''Model Code'') contained in the Rules Governing the Listing of Securities on the Stock Exchange (the ''Listing Rules''), were as follows:

Name of director	Capacity	Number of issued ordinary shares held		Percentage of the issued share capital of the Company
Cai Dong Chen	Beneficial owner	2,000,000		0.13%
Ding Er Gang	As a trustee	25,000,000	*(Note)*	1.63%
	Beneficial owner	1,000,000		0.07%
Wei Fu Min	Beneficial owner	500,000		0.03%
Yue Jin	Beneficial owner	500,000		0.03%

Note: The shares are held in trust for SPG, the Company's substantial shareholder.

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as at December 31, 2003, as required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTIONS

Particulars of the Company's share option scheme are set out in note 25 to the financial statements.

The following table discloses movements in the Company's share options during the year:

Name of director	Date of grant	Exercisable period	Exercise price	Outstanding at 1.1.2003	Exercised during the year	Lapsed during the year	Outstanding at 12.31.2003
Cai Dong Chen	3.27.2000	9.28.2000 to 9.27.2003	HK$0.62	10,000,000	(10,000,000)	–	–
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	5,000,000	(5,000,000)	–	–
Ding Er Gang	3.27.2000	9.28.2000 to 9.27.2003	HK$0.62	5,000,000	(5,000,000)	–	–
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	(3,000,000)	–	–
Qu Ji Guang	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,304,000	(1,304,000)	–	–
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	(3,000,000)	–	–
Wei Fu Min	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	4,304,000	(4,304,000)	–	–
Yue Jin	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,304,000	(1,304,000)	–	–
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	(3,000,000)	–	–
Liu Yi (former director, resigned on June 11, 2003)	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	1,306,000	–	(1,306,000)	–
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	–	(3,000,000)	–
Wang Xian Jun (former director, resigned on December 23, 2002)	3.27.2000	9.28.2000 to 9.27.2003	HK$0.62	5,000,000	–	(5,000,000)	–
	8.15.2001	2.16.2002 to 5.26.2004	HK$0.61	3,000,000	–	(3,000,000)	–
Total directors				48,218,000	(35,912,000)	(12,306,000)	–
Total employees	2.19.2000	8.20.2000 to 8.19.2003	HK$0.67	3,912,000	–	(3,912,000)	–
Grand total				52,130,000	(35,912,000)	(16,218,000)	–

No options were granted or cancelled during the year.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company or any of its holding companies, or its fellow subsidiaries or its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Woo, Kwan, Lee & Lo, a firm of solicitors of which Mr. Lee Ka Sze, Carmelo is a partner, rendered professional services to the Group for which it received normal remuneration.

Other than as disclosed above, no contracts of significance to which the Company, its holding companies, or any of its fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDER

As at December 31, 2003, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholder had notified the Company of relevant interests in the share capital of the Company.

Number of substantial shareholder	Number of ordinary share of the Company held	Percentage of issued share capital
SPG	783,316,161 *(Note)*	50.93%

Note: In respect of the 783,316,161 shares, 748,436,399 shares are held by SPG, 25,000,000 shares are held by Mr. Ding Er Gang, an executive director of the Company, as trustee for SPG and 9,879,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly- owned subsidiary of SPG.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the shares and underlying shares of the Company as at December 31, 2003 or any other interests representing 5% or more of the issued share capital of the Company as at December 31, 2003.

CONNECTED TRANSACTIONS

Details of the discloseable connected transactions during the year are set out in note 33 (I) to the financial statements. In the opinion of the independent non-executive directors, the above transactions were entered into by the Group:

(i) in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

CONNECTED TRANSACTIONS – continued

(iii) in accordance with the terms of the agreements governing such transactions or on terms no less favourable than terms available to or from independent third parties; and

(iv) within the relevant cap amounts as agreed by the Stock Exchange.

In addition, the Group entered into the following connected transactions during the year:

(a) On February 19, 2003, the Company entered into an agreement with SPG and Shijiazhuang Pharmaceutical Group New Medicine Company Limited, a wholly-owned subsidiary of SPG, for the acquisition by the Company of the entire issued share capital of Zhongqi Pharmaceutical Technology (Shijiazhuang) Company Limited (''Zhongqi'', formerly known as Shijiazhuang Pharmaceutical Group Pharmaceutical Technology Development Company Limited) for a consideration of HK$17,250,000. Zhongqi is a limited liability company established in the PRC and is engaged in research and development of pharmaceutical products. The acquisition was completed in June 2003. Details of this connected transaction were disclosed in a press announcement dated February 19, 2003.

(b) On July 7, 2003, Zhongnuo Pharmaceutical (Shijiazhuang) Company Limited, a wholly owned subsidiary of the Group, entered into an agreement with Shijiazhuang Municipal Second Pharmaceutical Factory (''Second Pharmaceutical'') for the acquisition of production facilities including, among others, machinery and equipment for the purpose of manufacture of pharmaceutical preparation products and bulk pharmaceutical products for a consideration of HK$15,241,000.

    Second Pharmaceutical is an associate of SPG and is therefore a connected party to the Company under the Listing Rules. Completion of this transaction took place in July 2003. Details of this connected transaction were disclosed in a press announcement dated July 7, 2003.

(c) During the year, a subsidiary of the Company obtained advance of HK$93,545,000 from SPG. The amount is unsecured, interest-bearing at prevailing market rate and is repayable between one to two years from the balance sheet date.

(d) During the year, a subsidiary of the Company obtained advance of HK$8,045,000 from SPG. The amount is unsecured, interest free and will not be repaid within twelve months from the balance sheet date.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DISCLOSURE UNDER PRACTICE NOTE 19 TO THE LISTING RULES

Pursuant to two term loan agreements, it will be an event of default under the loan agreements if SPG owns less than 40% of the issued share capital of the Company. The outstanding principal of the term loans at December 31, 2003 was HK$195,030,000 and the last instalment repayment is due in October 2005.

DISCLOSURE UNDER PRACTICE NOTE 19 TO THE LISTING RULES – continued

Save as disclosed above, there are no other events which are required to be disclosed by the Company under Practice Note 19 to the Listing Rules.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied throughout the year ended December 31, 2003 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. The Company has an audit committee consisting of the independent non-executive directors of the Company. The committee meets regularly with the external auditors and management to review the interim and yearly financial statements of the Group.

The term of office of each independent non-executive director of the Company is the period up to his retirement by rotation in accordance with the Company's Articles of Association.

CHARITABLE DONATIONS

During the year, the Group made charitable donations amounting to HK$691,000.

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Cai Dong Chen
Chairman

Hong Kong, March 22, 2004

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF CHINA PHARMACEUTICAL GROUP LIMITED 中國製藥集團有限公司 (FORMERLY KNOWN AS CHINA PHARMACEUTICAL ENTERPRISE AND INVESTMENT CORPORATION LIMITED 中國製藥企業投資有限公司)

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 19 to 58 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, March 22, 2004

For the year ended December 31, 2003

	NOTES	2003 HK$'000	2002 HK$'000
Turnover		**2,478,426**	1,625,130
Cost of sales		**(1,553,466)**	(1,121,850)
Gross profit		**924,960**	503,280
Other operating income		**9,522**	14,197
Distribution costs		**(94,529)**	(42,545)
Administrative expenses		**(200,193)**	(123,295)
Other operating expenses		**(21,471)**	(10,879)
Major overhaul expenses		**–**	(28,591)
Allowance for doubtful debts		**–**	(14,276)
Profit from operations	5	**618,289**	297,891
Finance costs	6	**(25,361)**	(26,682)
Share of profit of a jointly controlled entity		**7,610**	7,916
Profit before taxation		**600,538**	279,125
Taxation	8	**(94,978)**	(49,550)
Profit before minority interests		**505,560**	229,575
Minority interests		**(1,391)**	(1,433)
Net profit for the year		**504,169**	228,142
Dividends	9	**215,338**	90,133
Earnings per share	10		
Basic		**HK33.27 cents**	HK16.62 cents
Diluted		**HK32.83 cents**	HK16.35 cents

At December 31, 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Property, plant and equipment	11	**1,739,164**	1,545,409
Intangible assets	14	**60,431**	83,490
Goodwill	15	**58,947**	60,296
Interest in a jointly controlled entity	16	**21,235**	20,809
Loan receivable	17	**1,450**	2,245
Pledged bank deposits	20	**48,494**	–
Deposits paid for acquisition of property, plant and equipment		**91,570**	–
		2,021,291	1,712,249
Current assets			
Inventories	18	**291,854**	274,936
Trade and other receivables	19	**438,572**	421,582
Bills receivable		**91,477**	120,712
Loan receivable	17	**795**	795
Trade receivables due from related companies	33	**2,529**	91,046
Amount due from a jointly controlled entity	33	**11,969**	3,203
Pledged bank deposits	20	**29,938**	–
Bank balances and cash		**473,199**	324,274
		1,340,333	1,236,548
Current liabilities			
Trade and other payables	21	**481,091**	460,405
Bills payable		**299,345**	41,628
Amount due to related companies	33	**26,111**	–
Taxation payable		**17,169**	16,095
Bank loans – due within one year	22	**161,299**	543,338
		985,015	1,061,466
Net current assets		**355,318**	175,082
Total assets less current liabilities		**2,376,609**	1,887,331
Minority interests		**8,272**	9,809
Non-current liabilities			
Loans from ultimate holding company	23	**101,590**	–
Bank loans – due after one year	22	**145,050**	84,385
		246,640	84,385
		2,121,697	1,793,137

At December 31, 2003

	NOTES	**2003** *HK$'000*	2002 *HK$'000*
Capital and reserves			
Share capital	24	**153,812**	150,221
Reserves		**1,967,885**	1,642,916
		2,121,697	1,793,137

The financial statements on pages 19 to 58 were approved and authorised for issue by the Board of Directors on March 22, 2004 and are signed on its behalf by:

Cai Dong Chen
Director

Ding Er Gang
Director

BALANCE SHEET

At December 31, 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Property, plant and equipment	11	**2,323**	865
Investments in subsidiaries	12	**895,244**	763,445
Amounts due from subsidiaries	13	**780,607**	685,727
		1,678,174	1,450,037
Current assets			
Other receivables		**5,374**	539
Amounts due from subsidiaries		–	91,677
Bank balances and cash		**30,864**	6,666
		36,238	98,882
Current liabilities			
Other payables		**8,510**	11,124
Amount due to related companies	33	**26,111**	–
Bank loans – due within one year	22	**49,980**	49,980
		84,601	61,104
Net current (liabilities) assets		**(48,363)**	37,778
Total assets less current liabilities		**1,629,811**	1,487,815
Non-current liability			
Bank loans – due after one year	22	**145,050**	75,030
		1,484,761	1,412,785
Capital and reserves			
Share capital	24	**153,812**	150,221
Reserves	26	**1,330,949**	1,262,564
		1,484,761	1,412,785

Cai Dong Chen
Director

Ding Er Gang
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2003

	Share capital HK$'000 (Note 24)	Share premium HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Non-distributable reserves HK$'000	Accumulated profits HK$'000	Total HK$'000
THE GROUP							
At January 1, 2002	124,045	836,292	(167,254)	2,692	92,936	432,931	1,321,642
Issue of shares on acquisition of a subsidiary	21,911	238,832	–	–	–	–	260,743
Exercise of share options	4,265	23,084	–	–	–	–	27,349
Share issue expenses	–	(83)	–	–	–	–	(83)
Transfers, net of minority interests' share	–	–	–	–	44,739	(44,739)	–
Net profit for the year	–	–	–	–	–	228,142	228,142
Dividend paid	–	–	–	–	–	(44,656)	(44,656)
At December 31, 2002	150,221	1,098,125	(167,254)	2,692	137,675	571,678	1,793,137
Exercise of share options	3,591	18,622	–	–	–	–	22,213
Share issue expenses	–	(20)	–	–	–	–	(20)
Share of non-distributable reserves of a jointly controlled entity	–	–	–	–	2,988	(2,988)	–
Transfers, net of minority interests' share	–	–	–	–	53,447	(53,447)	–
Net profit for the year	–	–	–	–	–	504,169	504,169
Dividends paid	–	–	–	–	–	(197,802)	(197,802)
At December 31, 2003	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697
Attributed to:							
– The Company and subsidiaries	153,812	1,116,727	(160,130)	2,585	187,617	802,921	2,103,532
– Jointly controlled entity	–	–	(7,124)	107	6,493	18,689	18,165
	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697

Note: The non-distributable reserves represent statutory reserves appropriated from the profit after taxation of the Company's subsidiaries in the People's Republic of China (the "PRC") and jointly controlled entity under the PRC laws and regulations.

For the year ended December 31, 2003

	NOTE	2003 HK$'000	2002 HK$'000
OPERATING ACTIVITIES			
Profit from operations		**618,289**	297,891
Adjustments for:			
Allowance for doubtful debts		**–**	14,276
Interest income		**(1,589)**	(2,241)
Depreciation and amortisation		**129,024**	103,818
Amortisation of intangible assets		**13,770**	14,303
Impairment of intangible assets		**10,878**	–
Amortisation of goodwill		**3,168**	1,546
Loss on disposal of property, plant and equipment		**9,030**	7,587
Gain on partial disposal of interest in a subsidiary		**–**	(758)
Operating cash flows before movements in working capital		**782,570**	436,422
Increase in inventories		**(10,739)**	(126,005)
Increase in trade and other receivables		**(10,989)**	(132,190)
Decrease in bills receivable		**29,235**	25,319
Decrease in trade receivables due from related companies		**88,517**	55,943
Increase in amount due from a jointly controlled entity		**(2,644)**	(2,064)
Increase in trade and other payables		**11,608**	105,256
Increase in bills payable		**257,717**	41,628
Increase in amounts due to related companies		**26,111**	–
Cash generated by operations		**1,171,386**	404,309
Interest received		**1,589**	2,241
Interest paid		**(25,361)**	(27,542)
PRC income tax paid		**(92,842)**	(32,268)
Dividends paid to minority shareholders		**(2,928)**	(458)
NET CASH INFLOW FROM OPERATING ACTIVITIES		**1,051,844**	346,282
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(323,602)**	(302,155)
Deposits paid for acquisition of property, plant and equipment		**(91,570)**	–
Increase in pledged bank deposits		**(78,432)**	–
Acquisition of a subsidiary (net of cash and cash equivalents acquired)	27	**(17,211)**	8,536
Purchase of technical know-how		**(1,122)**	(3,910)
Purchase of utility rights		**(467)**	(4,397)
Development costs incurred		**–**	(962)
Dividend received from a jointly controlled entity		**–**	4,633
Repayment of loans receivable		**795**	795
Proceeds from disposal of property, plant and equipment		**4,083**	8,890
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(507,526)**	(288,570)

For the year ended December 31, 2003

	2003	2002
	HK$'000	*HK$'000*
FINANCING ACTIVITIES		
Bank loans raised	**301,479**	515,843
Proceeds from issue of shares for cash, net of expenses	**22,193**	27,266
Repayment of bank loans	**(622,853)**	(357,451)
Repayment of loan from ultimate holding company	**–**	(54,218)
Dividends paid	**(197,802)**	(44,656)
Loans from ultimate holding company	**101,590**	–
NET CASH (OUTFLOW) INFLOW FROM FINANCING ACTIVITIES	**(395,393)**	86,784
INCREASE IN CASH AND CASH EQUIVALENTS	**148,925**	144,496
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**324,274**	179,778
CASH AND CASH EQUIVALENTS CARRIED FORWARD, represented by bank balances and cash	**473,199**	324,274

1. GENERAL

The Company is a listed public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the ''Stock Exchange'').

The Company's ultimate holding company is Shijiazhuang Pharmaceutical Group Company Limited (''SPG''), a state-owned enterprise established under the laws of The People's Republic of China (the ''PRC''). SPG, together with the companies under its control, other than members of the Group, will hereinafter be referred to as the ''SPG Group''.

The Company's subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted, for the first time, the following revised Hong Kong Financial Reporting Standard (''HKFRS'') issued by the Hong Kong Society of Accountants (''HKSA''), the term of HKFRS is inclusive of Statements of Standard Accounting Practice (''SSAP(s)'') and Interpretations approved by the HKSA.

Income Taxes

In the current year, the Group has adopted SSAP 12 (Revised) ''Income Taxes'' (''SSAP 12 (Revised)''). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of this standard has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

3. **SIGNIFICANT ACCOUNTING POLICIES - continued**

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill arising on acquisitions prior to January 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after January 1, 2001 is capitalised and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Service income is recognised when services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities less any identified impairment loss. The Group's share of post-acquisition results of jointly controlled entities is included in the consolidated income statement.

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Property, plant and equipment

Construction in progress is stated at cost which includes all construction costs and other direct costs, including borrowing costs capitalised, attributable to such projects. Construction in progress is not depreciated until completion of construction. Costs on completed construction works are transferred to the relevant category of property, plant and equipment.

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of items of property, plant and equipment other than construction in progress over their estimated useful lives, and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Buildings in the PRC	3.3% – 5%
Plant and machinery	5% – 10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The cost of land use rights is amortised on a straight-line basis over the period of the rights.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Intangible assets

The cost of technical know-how is measured initially at cost and amortised on a straight-line basis over its estimated useful life.

The cost of rights to use utilities is measured initially at cost and amortised on a straight-line basis over their estimated useful lives.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its estimated useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it incurred.

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's PRC subsidiaries and jointly controlled entity are translated at exchange rates prevailing on the balance sheet date. Income and expenses items are translated at the average exchange rates for the year as quoted by the People's Bank of China, the PRC. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are

3. **SIGNIFICANT ACCOUNTING POLICIES - continued**

Taxation - continued

generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefits scheme contributions

Payments to Mandatory Provident Fund Scheme and state-managed retirement benefit scheme are charged as an expense as they fall due.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold by the Group to outside customers, and is stated net of value-added tax and sales returns during the year.

In accordance with the Group's internal financial reporting, the Group has determined business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group reports its primary segment information by products which are bulk drugs, including penicillin series, cephalosporin series and vitamin C series, finished drugs and others. Segment information about these products is presented below:

2003

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	548,955	455,948	684,139	786,164	3,220	–	2,478,426
Inter-segment sales	193,327	84,835	–	–	–	(278,162)	–
TOTAL TURNOVER	742,282	540,783	684,139	786,164	3,220	(278,162)	2,478,426
	Inter-segment sales are charged at prevailing market rates.						
SEGMENT RESULT	118,011	47,987	349,271	124,033	(3,677)		635,625
Unallocated corporate expenses							(17,336)
Profit from operations							618,289
Finance costs							(25,361)
Share of profit of a jointly controlled entity					7,610		7,610
Profit before taxation							600,538
Taxation							(94,978)
Profit before minority interests							505,560
Minority interests							(1,391)
Net profit for the year							504,169

4. TURNOVER AND SEGMENT INFORMATION – continued

Business segments – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

2003 – continued

	Bulk Drugs					
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	610,855	801,229	771,996	525,243	71,738	2,781,061
Interest in a jointly controlled entity					21,235	21,235
Unallocated corporate assets						559,328
Consolidated total assets						3,361,624
LIABILITIES						
Segment liabilities	285,236	263,185	105,829	128,432	6,412	789,094
Unallocated corporate liabilities						442,561
Consolidated total liabilities						1,231,655

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION							
Capital expenditure	28,529	32,170	213,826	43,148	5,488	2,030	325,191
Depreciation and amortisation	43,087	53,955	27,295	20,345	859	421	145,962
Impairment of intangible assets	–	10,878	–	–	–	–	10,878

4. TURNOVER AND SEGMENT INFORMATION – continued

Business segments – continued

2002

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER							
External sales	524,284	498,797	362,093	234,796	5,160	–	1,625,130
Inter-segment sales	59,726	25,722	–	–	–	(85,448)	–
TOTAL TURNOVER	584,010	524,519	362,093	234,796	5,160	(85,448)	1,625,130

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULT	105,007	106,158	68,403	31,403	90		311,061
Unallocated corporate expenses							(13,170)
Profit from operations							297,891
Finance costs							(26,682)
Share of profit of a jointly controlled entity					7,916		7,916
Profit before taxation							279,125
Taxation							(49,550)
Profit before minority interests							229,575
Minority interests							(1,433)
Net profit for the year							228,142

4. **TURNOVER AND SEGMENT INFORMATION – continued**

Business segments – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

2002 – continued

	Bulk Drugs					
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	715,148	820,365	625,270	415,732	25,794	2,602,309
Interest in a jointly controlled entity					20,809	20,809
Unallocated corporate assets						325,679
Consolidated total assets						2,948,797
LIABILITIES						
Segment liabilities	133,980	129,478	94,853	132,553	44	490,908
Unallocated corporate liabilities						654,943
Consolidated total liabilities						1,145,851

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION							
Capital expenditure	82,363	187,555	28,216	5,120	9,014	16	312,284
Depreciation and amortisation	48,088	35,907	28,493	6,812	22	345	119,667
Allowance for doubtful debts	–	–	14,276	–	–	–	14,276

4. TURNOVER AND SEGMENT INFORMATION – continued

Geographical segments

The Group's operations are located in the PRC, Asia other than the PRC, Europe, America and others. Segment information about the Group's operations is presented below:

	Turnover	
	2003	2002
	HK$'000	*HK$'000*
The PRC	**1,801,751**	1,247,647
Asia other than the PRC	**278,619**	130,108
Europe	**178,656**	105,659
America	**130,881**	95,058
Others	**88,519**	46,658
	2,478,426	1,625,130

Contribution to profit by geographical market has not been presented as the contributions to profit from each market is substantially in line with the overall Group ratio of profit to turnover.

Analysis of carrying amounts of segment assets and capital expenditure are not presented as over 90% of amounts involved are in the PRC.

5. PROFIT FROM OPERATIONS

	2003	2002
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	**170,555**	121,874
Retirement benefit scheme contributions	**27,317**	18,101
Total staff costs	**197,872**	139,975
Amortisation (included in administrative expenses) of:		
– intangible assets	**13,770**	14,303
– goodwill	**3,168**	1,546
Depreciation and amortisation of property, plant and equipment	**129,024**	103,818
Total depreciation and amortisation	**145,962**	119,667
Auditors' remuneration	**1,350**	1,200
Loss on disposal of property, plant and equipment	**9,030**	7,587
Research and development expenses	**1,870**	2,290
Impairment of intangible assets (included in administrative expenses)	**10,878**	–
and after crediting:		
Bank interest income	**1,589**	1,737
Interest income from loan receivables fully provided for in prior year	**–**	504

6. FINANCE COSTS

	2003	2002
	HK$'000	*HK$'000*
Bank loan arrangement fee	**333**	–
Interest on:		
– bank loans wholly repayable within five years	**17,853**	24,384
– other loans from connected parties wholly repayable within five years *(note 33 (I))*	**980**	3,158
– bills receivable discounted without recourse	**6,195**	–
Total borrowing costs	**25,361**	27,542
Less: interest capitalised in construction in progress	–	(860)
	25,361	26,682

7. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS

	2003	2002
	HK$'000	*HK$'000*
DIRECTORS		
Directors' fees:	**380**	180
Executive	**360**	140
Independent non-executive		
	740	320
Other emoluments of executive directors:		
Salaries and other benefits	**4,520**	4,054
Performance related incentive payments	**2,755**	189
Retirement benefits scheme contributions	**24**	34
	8,039	4,597

The directors' emoluments were within the following bands:

	2003 Number of directors	2002 Number of directors
Nil to HK$1,000,000	**7**	9
HK$1,000,001 to HK$2,000,000	**1**	2
HK$2,000,001 to HK$3,000,000	**2**	–

7. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS – continued

EMPLOYEES

Of the six (2002: six) highest paid individuals in the Group, four (2002: four) were directors of the Company whose emoluments are set out above. The aggregate emoluments of the remaining two (2002: two) highest paid individuals are as follows:

	2003 *HK$'000*	2002 *HK$'000*
Salaries and other benefits	897	805
Performance related incentive payments	450	165
Retirement benefit scheme contributions	22	12
	1,369	982

	2003 No. of individuals	2002 No. of individuals
Emoluments of the two highest paid employees were within the following bands:		
Nil to HK$1,000,000	1	2
HK$1,000,001 to HK$2,000,000	1	–
	2	2

During the year, no emoluments were paid by the Group to the six highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. None of the directors has waived any emoluments during the year.

8. TAXATION

	2003 *HK$'000*	2002 *HK$'000*
The charge comprises:		
PRC income tax		
– current year	102,862	48,276
– (over)underprovision in prior years	(3,249)	296
– tax credits	(5,697)	–
Taxation attributable to the Company and its subsidiaries	93,916	48,572
Share of taxation of a jointly controlled entity	1,062	978
	94,978	49,550

8. TAXATION – continued

No Hong Kong Profits Tax is payable by the Company or its Hong Kong subsidiaries since they had no assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the prevailing rate in the relevant jurisdictions.

The tax charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2003		2002	
	HK$'000	*%*	*HK$'000*	*%*
Profit before taxation	**600,538**		279,125	
Tax at the average income tax rate of 22.1% (2002: 25.9%)	**132,855**	**22.1**	72,264	25.9
Tax effect of income not taxable for tax purpose	**(1,859)**	**(0.3)**	(2,246)	(0.8)
Tax effect of expenses not deductible for tax purpose	**11,930**	**2.0**	16,533	5.9
Tax effect of tax losses not recognised	**119**	**0.0**	346	0.2
Effect of tax exemptions granted to PRC subsidiaries and a jointly controlled entity	**(39,121)**	**(6.5)**	(37,643)	(13.5)
Tax credits granted to the PRC subsidiaries	**(5,697)**	**(0.9)**	–	–
(Over)underprovision in respect of prior year	**(3,249)**	**(0.5)**	296	0.1
Tax effect and effective tax rate for the year	**94,978**	**15.9**	49,550	17.8

Note: The average income tax for the years ended December 31, 2003 and 2002 represent the weighted average tax rate of the operations in different regions and industries in the PRC on the basis of the relative amounts of net profit before taxation and the relevant statutory rates.

Pursuant to the relevant laws and regulations in the PRC, certain of the Group's PRC subsidiaries are entitled to an exemption from PRC income tax for the two years starting from their first profit– making year, followed by a 50% reduction for the next three years (the "PRC Tax Relief"). Certain of the Group's subsidiaries are also entitled to tax credits which can be offset against the PRC income tax ("Tax Credits"). The relevant Tax Credits are calculated with reference to the cost of plant and equipment that were manufactured in the PRC and acquired by the Group's subsidiaries. The taxation charge for the year represents provision for taxation which has taken into account of these tax incentives.

The jointly controlled entity, which was established in the PRC, is also entitled to similar PRC Tax Relief as the above subsidiaries.

There was no significant unprovided deferred taxation for the year or at the balance sheet date.

9. DIVIDENDS

	2003	2002
	HK$'000	*HK$'000*
Interim dividend paid HK7.0 cents (2002: nil) per share	**107,669**	–
Final dividend proposed HK7.0 cents (2002: HK6.0 cents) per share	**107,669**	90,133
	215,338	90,133

A final dividend of HK7.0 cents (2002: HK6.0 cents) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

10. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2003	2002
Profit attributable to shareholders	**HK$504,169,000**	HK$228,142,000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,515,192,387**	1,373,033,290
Effect of dilutive potential ordinary shares in respect of share options	**20,501,401**	22,612,855
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,535,693,788**	1,395,646,145

11. PROPERTY, PLANT AND EQUIPMENT

	Land use rights in the PRC *HK$'000*	Buildings in the PRC *HK$'000*	Plant and machinery *HK$'000*	Furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Construction in progress *HK$'000*	Total *HK$'000*
THE GROUP							
COST							
At January 1, 2003	96,028	338,116	1,315,534	1,665	10,545	181,899	1,943,787
Additions	17,008	86	53,046	2,399	1,971	249,092	323,602
Acquisition on acquisition of a subsidiary	–	6,948	4,340	918	84	–	12,290
Transfers	–	8,487	62,684	–	–	(71,171)	–
Disposals	–	(2,748)	(21,476)	(671)	(1,367)	–	(26,262)
At December 31, 2003	113,036	350,889	1,414,128	4,311	11,233	359,820	2,253,417
DEPRECIATION AND AMORTISATION							
At January 1, 2003	5,037	33,942	352,877	1,061	5,461	–	398,378
Provided for the year	5,043	16,345	105,279	529	1,828	–	129,024
Eliminated on disposals	–	(487)	(11,829)	(481)	(352)	–	(13,149)
At December 31, 2003	10,080	49,800	446,327	1,109	6,937	–	514,253
NET BOOK VALUE							
At December 31, 2003	102,956	301,089	967,801	3,202	4,296	359,820	1,739,164
At December 31, 2002	90,991	304,174	962,657	604	5,084	181,899	1,545,409

No interest was capitalised in construction in progress at December 31, 2003. At December 31, 2002, interest cost of HK$860,000 was capitalised and included in construction in progress.

At the balance sheet date, the Group's land use rights and buildings in the PRC are held under medium-term leases.

11. PROPERTY, PLANT AND EQUIPMENT – continued

	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
COST			
At January 1, 2003	722	1,005	1,727
Additions	2,030	–	2,030
Disposals	(560)	–	(560)
At December 31, 2003	2,192	1,005	3,197
DEPRECIATION AND AMORTISATION			
At January 1, 2003	409	453	862
Provided for the year	221	200	421
Eliminated on disposals	(409)	–	(409)
At December 31, 2003	221	653	874
NET BOOK VALUE			
At December 31, 2003	1,971	352	2,323
At December 31, 2002	313	552	865

12. INVESTMENTS IN SUBSIDIARIES

	2003	2002
	HK$'000	*HK$'000*
Unlisted investment, at cost	**895,244**	763,445

Particulars of the Company's subsidiaries as at December 31, 2003 are set out in note 34.

13. AMOUNTS DUE FROM SUBSIDIARIES

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date, and are therefore shown in the balance sheet as non-current.

14. INTANGIBLE ASSETS

	Technical know-how *HK$'000*	Development costs *HK$'000*	Utility rights *HK$'000*	Total *HK$'000*
COST				
At January 1, 2003	54,177	43,050	56,192	153,419
Additions	1,122	–	467	1,589
Written off	–	(22,144)	–	(22,144)
At December 31, 2003	55,299	20,906	56,659	132,864
AMORTISATION AND IMPAIRMENT				
At January 1, 2003	35,608	16,564	17,757	69,929
Provided for the year	5,418	2,709	5,643	13,770
Impairment	–	10,878	–	10,878
Eliminated on written off	–	(22,144)	–	(22,144)
At December 31, 2003	41,026	8,007	23,400	72,433
NET BOOK VALUE				
At December 31, 2003	14,273	12,899	33,259	60,431
At December 31, 2002	18,569	26,486	38,435	83,490

The cost of technical know-how is amortised on a straight-line basis over its expected useful life of ten years.

Development costs are deferred and amortised, using the straight-line method, over a period of three to five years from date of commencement of commercial operation.

The cost of rights to use utilities is amortised on a straight-line basis over their estimated useful lives of ten years.

During the year, the directors of the Company reviewed the net recoverable amount of the Group's development costs in view of the current technological development and economic conditions. The technological development of certain drug manufacturing techniques have been prolonged and may no longer warrants future economic benefits adequate to support current capitalisation of the development costs. As a result, the carrying amount of the related development costs has been fully written off during the year.

15. GOODWILL

THE GROUP

	HK$'000
COST	
At January 1, 2003	61,842
Addition	1,819
At December 31, 2003	63,661
AMORTISATION	
At January 1, 2003	1,546
Provided for the year	3,168
At December 31, 2003	4,714
NET BOOK VALUE	
At December 31, 2003	58,947
At December 31, 2002	60,296

Goodwill is amortised on a straight-line basis over its estimated useful life of 20 years.

16. INTEREST IN A JOINTLY CONTROLLED ENTITY

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Share of net assets	**21,235**	20,809

At December 31, 2003, the Group held 50% of the registered capital of Hebei Huarong Pharmaceutical Co., Ltd. (''Huarong'') which is a sino-foreign equity joint venture company established in the PRC to manufacture and sell vitamin B12 products.

17. LOAN RECEIVABLE

The loan is unsecured, carries interest at 6.435% per annum and is repayable as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Within one year	**795**	795
Between one to two years	**795**	795
Between two to five years	**655**	1,450
	2,245	3,040
Less: Amount receivable within one year shown under current assets	**(795)**	(795)
Amount receivable after one year	**1,450**	2,245

18. INVENTORIES

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Raw materials	**62,226**	53,055
Work in progress	**84,051**	81,983
Finished goods	**145,577**	139,898
	291,854	274,936

At the balance sheet date, all inventories are carried at cost.

19. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing a credit period from 30 days to 90 days to its trade customers. The following is an aged analysis of trade receivables at the balance sheet date:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
0 to 90 days	**325,490**	279,985
91 to 180 days	**24,222**	26,938
181 to 365 days	**629**	608
	350,341	307,531
Other receivables	**88,231**	114,051
	438,572	421,582

20. PLEDGED BANK DEPOSITS

Included in pledged bank deposits were pledged deposits for acquisition of property, plant and equipment of HK$48,494,000, which were classified in the balance sheet as non-current. The remaining balance represents deposits pledged by the Group to banks to secure short-term banking facilities granted to the Group and were classified as current assets.

21. TRADE AND OTHER PAYABLES

The following is an aged analysis of trade payables at the balance sheet date:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
0 to 90 days	**260,909**	255,920
91 to 180 days	**27,572**	34,167
181 to 365 days	**18,075**	27,263
More than 365 days	**8,216**	29,409
	314,772	346,759
Other payables	**166,319**	113,646
	481,091	460,405

22. BANK LOANS

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans	**306,349**	627,723	**195,030**	125,010
Analysed as:				
Secured	**75,030**	125,010	**75,030**	125,010
Unsecured	**231,319**	502,713	**120,000**	–
	306,349	627,723	**195,030**	125,010

22. BANK LOANS - continued

The bank loans are repayable as follows:

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year or on demand	**161,299**	543,338	**49,980**	49,980
Between one to two years	**145,050**	59,365	**145,050**	50,010
Between two to five years	–	25,020	–	25,020
	306,349	627,723	**195,030**	125,010
Less: Amount due within one year shown under current liabilities	**(161,299)**	(543,338)	**(49,980)**	(49,980)
Amount due after one year	**145,050**	84,385	**145,050**	75,030

23. LOANS FROM ULTIMATE HOLDING COMPANY

The loans are unsecured and are analysed as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Loans from SPG:		
– interest bearing at prevailing market rate	**93,545**	–
– interest-free	**8,045**	–
	101,590	–

SPG will not demand repayment of the above loans within twelve months from the balance sheet date. At a result, the loans are classified as non-current liabilities.

24. SHARE CAPITAL

	Number of shares	Value
		HK$'000
Ordinary shares of HK$0.10 each		
Authorised:		
At January 1, 2002	1,500,000,000	150,000
Increase in authorised share capital (note a)	1,500,000,000	150,000
At December 31, 2002 and 2003	3,000,000,000	300,000
Issued and fully paid:		
– balance at January 1, 2002	1,240,447,279	124,045
– issue of shares in consideration for the acquisition of a subsidiary (note b)	219,111,382	21,911
– exercise of share options (note c)	42,654,000	4,265
At December 31, 2002	1,502,212,661	150,221
– exercise of share options (note c)	35,912,000	3,591
At December 31, 2003	1,538,124,661	153,812

Notes:

(a) Pursuant to an ordinary resolution passed at an extraordinary general meeting held on May 27, 2002, the authorised share capital of the Company was increased from HK$150,000,000 to HK$300,000,000 by the creation of an additional 1,500,000,000 ordinary shares of HK$0.10 each in the Company. These shares rank pari passu with the then existing ordinary shares in all respects.

(b) In April 2002, the Company entered into an agreement with SPG and one of its subsidiaries for the acquisition by the Company of the entire issued share capital of Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd. ("Zhongnuo") for a consideration of approximately HK$203.8 million. The consideration was satisfied by the issue and allotment of 219,111,382 shares of HK$0.10 each in the Company to SPG (the "Consideration Shares"). The investment cost in Zhongnuo as stated in the financial statements amounted to approximately HK$260.7 million as the Consideration Shares was accounted for by using the market price of HK$1.19 per share on the date of completion of the acquisition.

(c) During the year ended December 31, 2003, 2,608,000, 15,000,000 and 18,304,000 (2002: 22,174,000, nil and 20,480,000) shares options were exercised at a subscription price of HK$0.67, HK$0.62 and HK$0.61 per share, respectively, resulting in the issue of 35,912,000 (2002: 42,654,000) ordinary shares of HK$0.10 each in the Company.

All the ordinary shares issued during the year rank pari passu with the then existing ordinary shares in all respects.

25. SHARE OPTIONS

The Company's share option scheme (the ''Scheme'') was adopted on May 27, 1994 for the primary purpose of providing incentives to directors and eligible employees, and will expire on May 26, 2004. Under the Scheme, the directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The subscription price, subject to adjustment, is the higher of the nominal value of the shares and an amount which is based on 80% of the average of the last dealt prices of the shares of the Company on the five trading days immediately before the option is granted. Options granted are exercisable for a period to be notified by the board of directors to each grantee and in any event such period of time shall not exceed a period of three years commencing on the expiry of six months after the date on which the option is accepted and shall expire at the end of such three year period or May 26, 2004 whichever is earlier.

At December 31, 2003, no shares options remained outstanding under the Scheme. At December 31, 2002, the number of shares of which options had been granted and remained outstanding under the Scheme was 52,130,000, representing 3.5% of the shares of the Company in issue at that date. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders.

No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for such number of shares as, when aggregated with the total number of shares already issued under all the options previously granted to him which have been exercised and, issuable under all the options previously granted to him which are for the time being subsisting and unexercised, would exceed 25% of the aggregate number of shares for the time being issued and issuable under the Scheme.

The Stock Exchange amended the requirements for share option schemes under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the ''Listing Rules''). These requirements have come into effect from September 1, 2001. The Company is required to comply with the new requirements in the granting of new share options under the Scheme from the said date.

The following tables disclose details of the Company's share option held by employees (including directors) and movements in such holdings during the year:

Date of grant	Exercisable period	Exercise price *HK$*	Outstanding at 1.1.2003	Exercised during the year	Lapsed during the year	Outstanding at 12.31.2003
2.19.2000	8.20.2000 to 8.19.2003	0.67	7,826,000	(2,608,000)	(5,218,000)	–
3.27.2000	9.28.2000 to 9.27.2003	0.62	20,000,000	(15,000,000)	(5,000,000)	–
8.15.2001	2.16.2002 to 5.26.2004	0.61	24,304,000	(18,304,000)	(6,000,000)	–
			52,130,000	(35,912,000)	(16,218,000)	–

25. SHARE OPTIONS – continued

Date of grant	Exercisable period	Exercise price *HK$*	Outstanding at 1.1.2002	Exercised during the year	Lapsed during the year	Outstanding at 12.31.2002
2.19.2000	8.20.2000 to 8.19.2003	0.67	30,000,000	(22,174,000)	–	7,826,000
3.27.2000	9.28.2000 to 9.27.2003	0.62	20,000,000	–	–	20,000,000
8.15.2001	2.16.2002 to 5.26.2004	0.61	44,784,000	(20,480,000)	–	24,304,000
			94,784,000	(42,654,000)	–	52,130,000

No option was granted or cancelled during both years. The weighted average closing price of the shares on the dates on which the share options were exercised during the year was HK$2.91 (2002: HK$1.39).

The following table discloses movements in the Company's share options held by directors (and other key management) included in the above table:

Date of grant	Exercisable period	Exercise price *HK$*	Outstanding at 1.1.2002 and 12.31.2002	Exercised during the year	Lapsed during the year	Outstanding at 12.31.2003
3.27.2000	9.28.2000 to 9.27.2003	0.62	20,000,000	(15,000,000)	(5,000,000)	–
2.19.2000	8.20.2000 to 8.19.2003	0.67	3,914,000	(2,608,000)	(1,306,000)	–
8.15.2001	2.16.2002 to 5.26.2004	0.61	24,304,000	(18,304,000)	(6,000,000)	–
			48,218,000	(35,912,000)	(12,306,000)	–

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapsed or cancelled prior to their exercise date are deleted from the register of outstanding options.

26. RESERVES

	Share premium HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY			
At January 1, 2002	836,292	65,794	902,086
Issue of shares on acquisition of a subsidiary	238,832	–	238,832
Exercise of share options	23,084	–	23,084
Share issue expenses	(83)	–	(83)
Net profit for the year	–	143,301	143,301
Dividend paid	–	(44,656)	(44,656)
At December 31, 2002	1,098,125	164,439	1,262,564
Exercise of share options	18,622	–	18,622
Share issue expenses	(20)	–	(20)
Net profit for the year	–	247,585	247,585
Dividends paid	–	(197,802)	(197,802)
At December 31, 2003	1,116,727	214,222	1,330,949

The Company's reserves available for distribution to shareholders as at December 31, 2003 represent its accumulated profits of HK$214,222,000 (2002: HK$164,439,000).

27. ACQUISITION OF A SUBSIDIARY

On February 9, 2003, the Group acquired 100% of the issued share capital of Zhongqi Pharmaceutical Technology (Shijiazhuang) Company Limited. Details of this acquisition were set out in note 33.

The net assets of the subsidiary acquired were as follows:

	2003 ***HK$'000***	2002 *HK$'000*
Net assets acquired:		
Property, plant and equipment	**12,290**	190,365
Other receivables	**6,001**	–
Inventories	**6,179**	–
Bank balances and cash	**1,858**	10,268
Other payables	**(9,078)**	–
	17,250	200,633
Goodwill arising on acquisition of a subsidiary	**1,819**	61,842
	19,069	262,475
Satisfied by:		
Cash paid on acquisition	**17,250**	–
Shares issued by the Company	–	260,743
Related expenses paid on acquisition	**1,819**	1,732
	19,069	262,475

27. ACQUISITION OF A SUBSIDIARY – continued

Analysis of net inflow of cash and cash equivalents in connection with the acquisition of a subsidiary:

	2003	2002
	HK$'000	*HK$'000*
Bank balances and cash acquired	**1,858**	10,268
Cash paid on acquisition	**(19,069)**	(1,732)
Net (outflow) inflow of cash and cash equivalents in connection with the acquisition of a subsidiary	**(17,211)**	8,536

The subsidiary acquired during the year ended December 31, 2003 did not have a material contribution to the net cash flows and results of the Group.

The subsidiary acquired during the year ended December 31, 2002 contributed approximately HK$234,796,000 to the Group's turnover and HK$31,403,000 to the Group's profit from operations.

28. OPERATING LEASE COMMITMENTS

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Minimum lease payments paid under operating lease during the year in respect of land and buildings	**2,922**	4,547

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		**THE COMPANY**	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**2,240**	1,410	**836**	764
In the second to fifth year inclusive	**2,219**	734	**1,300**	–
Over five years	**684**	703	–	–
	5,143	2,847	**2,136**	764

Operating lease payments represent payable by the Group for certain of its office and factory properties. Leases are negotiated and rentals are fixed for an average term of three years.

29. CAPITAL COMMITMENTS

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Capital expenditure contracted but not provided for in the financial statements in respect of acquisition of property, plant and equipment	**233,474**	62,309

At the balance sheet date, the Company had capital expenditure in respect of investment in a subsidiary as follows:

	THE COMPANY	
	2003	2002
	HK$'000	*HK$'000*
Capital investment in respect of capital contribution	**130,000**	–
Capital investment authorised but not contracted for	**250,000**	–

30. CONTINGENT LIABILITIES

The Group had no contingent liabilities at the balance sheet date.

At December 31, 2003, the Company had given a corporate guarantee of HK$7,800,000 (2002: HK$7,800,000) to a bank to secure general banking facilities granted to a subsidiary of the Company.

31. PLEDGE OF ASSETS

Details of the Group's pledge of assets are set out in note 20.

At the balance sheet date, the Company had pledged all the equity interests of its wholly-owned subsidiary, Weisheng Pharmaceutical (Shijiazhuang) Co., Limited to a bank to secure bank loan granted to the Company.

32. EMPLOYEE RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of the relevant payroll costs to the scheme, which contribution is matched by employees.

32. EMPLOYEE RETIREMENT BENEFITS SCHEMES – continued

During both years and as at the balance sheet date, there were no significant forfeited contributions, which arose when employees left the retirement benefit scheme before they were fully vested in the contributions and which were available to reduce the contributions payable by the Group in future years.

The employees of the subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the PRC government.

The relevant subsidiaries are required to make contributions to the state retirement schemes in the PRC based on certain percentage of payroll costs to the retirement benefit scheme to fund the benefits. The employees are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with the relevant government regulations. The PRC government is responsible for the pension liability to these retired staff. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. During the year, the contributions made by the PRC subsidiaries relating to the arrangement were approximately HK$27,257,000 (2002: HK$18,020,000).

33. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES

During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the year, and balances with them at the balance sheet date, are as follows:

(I) CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2003 *HK$'000*	THE GROUP 2002 *HK$'000*
SPG Group	Sale of finished goods (note a)	**5,568**	103,220
	Purchase of raw materials (note a)	**38,964**	19,609
	Service charges payable relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note b)	**2,722**	2,675
	Rental expenses (note c)	**1,375**	2,569

33. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES – continued

(I) CONNECTED PARTIES – continued

Name of company	Nature of transactions/ balances	THE GROUP 2003 HK$'000	2002 HK$'000
SPG Group	Processing services charges (note d)	**33,182**	15,905
	Repairing charges (note e)	**37**	204
	Material processing charges (note e)	**–**	394
	Income from provision of technology consultancy services (note e)	**175**	–
	Management fee income (note f)	**–**	52
	Interest expenses on loan from ultimate holding company (note g)	**980**	3,158
	Acquisition of a subsidiary (note h)	**17,250**	260,743
	Purchase of property, plant and equipment (note i)	**15,328**	–
	Proceeds from disposal of property, plant and equipment (note j)	**–**	368
	Guarantee given by the SPG Group (note k)	**150,000**	150,000
	Balance due from (to) the SPG Group at December 31		
	– trade receivables	**2,529**	91,046
	– dividend payable	**(26,111)**	–
	– long-term loans (note g)	**(101,590)**	–

33. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES – continued

(I) CONNECTED PARTIES – continued

Name of company	Nature of transactions/ balances	THE COMPANY 2003 *HK$'000*	THE COMPANY 2002 *HK$'000*
SPG Group	Balance due to the SPG Group at December 31		
	– dividend payable	**(26,111)**	–

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2003 *HK$'000*	THE GROUP 2002 *HK$'000*
Huarong, a jointly controlled entity of the Group	Purchase of raw materials (note l)	**37,772**	36,652
	Provision of utility services by the Group (note m)	**922**	534
	Dividend income	**6,122**	5,239
	Income from provision of technology consultancy services (note e)	**122**	–
	Balance due from (to) Huarong at December 31		
	– dividend receivable	**6,122**	606
	– trade payables	**(160)**	(2,804)
	– non-trade receivables (note n)	**6,007**	5,401

Notes:

(a) The transactions were carried out with reference to the market prices.

(b) Pursuant to the services agreements entered into between the Group and the SPG Group, the service fees paid by the Group to the SPG Group for all composite services, other than the provision of utilities, were based on the nature and actual costs incurred by the SPG Group. For the provision of utilities, the service fees paid were based on the actual costs of the utilities incurred by the Group plus 2% as the handling charge.

(c) Rental expenses were paid in accordance with the tenancy agreements entered into by the Group and the SPG Group.

33. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES - continued

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES - continued

Notes:

(d) Pursuant to the services agreement entered into by the Group and the SPG Group, the Group paid processing services fee to the SPG Group based on the actual costs incurred on the services provided by the SPG Group.

(e) The transactions were based on terms agreed by both parties.

(f) Pursuant to the services agreement entered into by the Group and the SPG Group, the SPG Group paid management fee to the Group based on 2% of the actual energy costs incurred as handling charges.

(g) Details of the loans are set out in note 23.

(h) On February 19, 2003, the Company entered into an agreement with SPG and Shijiazhuang Pharmaceutical Group New Medicine Company Limited, a wholly-owned subsidiary of SPG, for the acquisition by the Company of the entire issued share capital of Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd. ("Zhongqi", formerly known as Shijiazhuang Pharmaceutical Group Pharmaceutical Technology Development Company Limited) for a consideration of HK$17,250,000. Zhongqi is a limited liability company established in the PRC and is engaged in research and development of pharmaceutical products. The acquisition was completed in June 2003. Details of this connected transaction were disclosed in a press announcement dated February 19, 2003.

Terms of the acquisition for the year ended December 31, 2002 are set out in note 24(b).

(i) On July 7, 2003, the Group entered into an agreement with Shijiazhuang Municipal Second Pharmaceutical Factory, an associate of SPG, for the acquisition of production facilities including among others, machinery and equipment for the purpose of manufacture of pharmaceutical preparation products and bulk pharmaceutical products for a consideration of approximately HK$15,241,000.

(j) Property, plant and equipment was disposed of to the SPG Group at its net book value.

(k) The guarantee was given to a bank to secure a bank loan granted to the Company.

(l) The transactions were carried out with reference to the market prices.

(m) The service fee paid in relation to the provision of utilities were based on the actual costs of the utilities incurred by Huarong.

(n) The amounts are unsecured, interest-free and repayable on demand.

34. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries at December 31, 2003 are as follows:

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share/ registered capital	Percentage of nominal value of issued share capital held by the Company Directly %	Indirectly %	Principal activity
China Nutraceuticals Limited	Hong Kong	Limited liability company	HK$1,000	–	80	Inactive
Golden Wing Limited	Hong Kong	Limited liability company	HK$3	100	–	Inactive
Hebei Zhongrun Pharmaceutical Co., Ltd.	PRC	Limited liability cooperative joint venture enterprise	RMB463,490,300	79.04	20.17	Manufacture and sale of pharmaceutical products
M2b.com.hk Limited	British Virgin Islands	Limited liability company	US$2,500,000	–	90	Inactive
NBP Pharmaceutical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB120,000,000	100	–	Manufacture and sale of pharmaceutical products
Netcom Resources Limited	British Virgin Islands	Limited liability company	US$1,000	100	–	Investment holding
Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Neimenggu) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	HK$130,000,000*	100	–	Inactive
Tin Lon Investment Limited	Hong Kong	Limited liability company	HK$2	100	–	Investment holding
Unity Pacific Limited	British Virgin Islands	Limited liability company	US$1	100	–	Investment holding
Vitam Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	US$5,270,000	100	–	Inactive
Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	US$14,899,000	100	–	Manufacture and sale of pharmaceutical products

34. PARTICULARS OF SUBSIDIARIES – continued

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share/ registered capital	Percentage of nominal value of issued share capital held by the Company		Principal activity
				Directly %	Indirectly %	
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB18,000,000	100	–	Manufacture and sale of pharmaceutical products
Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB216,000,000	100	–	Manufacture and sale of pharmaceutical products
Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB18,440,000	100	–	Provision of pharmaceutical research and development services

* The amount represents registered capital not yet paid up as at December 31, 2003.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

RESULTS

	Year ended December 31,				
	1999	2000	2001	2002	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
TURNOVER	821,321	995,096	1,168,244	1,625,130	**2,478,426**
PROFIT FROM OPERATIONS	166,751	129,720	190,800	297,891	**618,289**
FINANCE COSTS	(29,407)	(29,843)	(27,102)	(26,682)	**(25,361)**
IMPAIRMENT OF GOODWILL OF AN ASSOCIATE	–	–	(2,032)	–	–
LOSS ON DISSOLUTION OF A SUBSIDIARY	–	(1,081)	–	–	–
GAIN ON DISPOSAL OF SUBSIDIARIES	–	–	4,051	–	–
SHARE OF LOSS OF AN ASSOCIATE	–	(290)	–	–	–
SHARE OF PROFIT OF A JOINTLY CONTROLLED ENTITY	7,210	3,779	5,183	7,916	**7,610**
PROFIT BEFORE TAXATION	144,554	102,285	170,900	279,125	**600,538**
TAXATION	(1,072)	(21,364)	(29,315)	(49,550)	**(94,978)**
PROFIT BEFORE MINORITY INTERESTS	143,482	80,921	141,585	229,575	**505,560**
MINORITY INTERESTS	(1,460)	(448)	(1,579)	(1,433)	**(1,391)**
PROFIT FOR THE YEAR	142,022	80,473	140,006	228,142	**504,169**

ASSETS AND LIABILITIES

	Year ended December 31,				
	1999	2000	2001	2002	**2003**
	HK$'000 (as restated)	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
TOTAL ASSETS	1,943,132	1,950,203	2,209,932	2,948,797	**3,361,624**
TOTAL LIABILITIES	795,464	762,743	878,698	1,145,851	**1,231,655**
MINORITY INTERESTS	7,245	9,050	9,592	9,809	**8,272**
SHAREHOLDERS' FUNDS	1,140,423	1,178,410	1,321,642	1,793,137	**2,121,697**

TURNOVER TREND


HK$ million
3,000
2,500
2,000
1,500
1,000
500
0
821
995
1,168
1,625
2,478
1999
2000
2001
2002
2003

NET PROFIT TREND


HK$ million
600
500
400
300
200
100
0
142.0
80.4
140.0
228.1
504.2
1999
2000
2001
2002
2003








众志成城 团队制胜

二零零三年年報

中國製藥集團有限公司
China Pharmaceutical
Group Limited

目 錄

董事

執行董事：

蔡東晨（*主席*）

丁二剛

馮振英

曲繼廣

魏福民

岳　進

獨立非執行董事：

郭世昌

霍振興

李嘉士

齊謀甲

律師

胡關李羅律師行
香港
康樂廣場1號
怡和大廈27樓

核數師

德勤・關黃陳方會計師行
執業會計師
香港
中環干諾道中111號
永安中心26樓

授權代表

丁二剛

魏福民

公司秘書

李嘉士

註冊辦事處

香港
灣仔
港灣道18號
中環廣場
38樓
3805室

股份過戶登記處

秘書商業服務有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

主要往來銀行

荷蘭銀行

中國建設銀行石家莊分行

中信嘉華銀行有限公司

香港上海滙豐銀行有限公司

中國工商銀行石家莊分行

證券交易所

香港聯合交易所有限公司

股份代號

1093


中國製藥
集團有限公司
100%
天輸投資
有限公司
石藥集團
中潤製藥
(內蒙古)
有限公司
維生藥業
(石家莊)
有限公司
維達藥業
(石家莊)
有限公司
中諾藥業
(石家莊)
有限公司
金利通
有限公司
Unity Pacific
Limited
維泰藥業
(石家莊)
有限公司
Netcom
Resources
Limited
恩必普
藥業
有限公司
中奇製藥
技術
(石家莊)
有限公司
79.04%
20.17%
50%
90%
80%
河北中潤
製藥有限
公司
河北華榮
製藥有限
公司
M2b.com.hk
Limited
中國天然
藥物
有限公司

茲通告本公司定於二零零四年五月十四日（星期五）上午十時三十分假座香港灣仔港灣道18號中環廣場38樓3805室召開股東週年大會，以便處理下列事項：

一、 省覽截至二零零三年十二月三十一日止年度之經審核財務報表、董事會報告書及核數師報告書。

二、 宣派末期股息。

三、 重選董事及授權董事會釐定董事酬金。

四、 續聘核數師及授權董事會釐定其酬金。

承董事會命
秘書
李嘉士

香港，二零零四年三月二十二日

附註：

一、 凡有權出席上述大會並於會上投票之股東，均有權委派一位或多位代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。

二、 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件之副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達香港灣仔港灣道18號中環廣場38樓3805室本公司註冊辦事處，方為有效。

三、 本公司將由二零零四年五月十日星期一至二零零四年五月十四日星期五（包括首尾兩天在內）暫停辦理股東之股份過戶登記手續。為確保享有擬派末期股息之資格，所有填妥之過戶表格連同有關之股票，必須於二零零四年五月七日星期五下午四時三十分前交回本公司之股份過戶登記處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），辦理手續。



本人謹代表董事會呈報截至二零零三年十二月三十一日止年度之年報。

業績及股息

本集團二零零三年的整體表現出色，業績更刷新了紀錄。

於二零零三年，本集團的營業額為2,478,000,000港元，比二零零二年增加853,000,000港元，升幅53%，而純利為504,000,000港元，比二零零二年增加276,000,000港元，升幅121%。

董事會建議派發二零零三年之末期股息每股7.0港仙（二零零二年：6.0港仙）。末期股息於二零零四年五月二十八日向於二零零四年五月十四日名列本公司股東名冊之股東派發。連同已付之中期股息7.0港仙（二零零二年：無），本年度之股息總額將為14.0港仙（二零零二年：6.0港仙）。

業務回顧及展望

維生素C系列

隨著海外生產商的產量及市場佔有率逐漸減少，中國生產商於全球維生素C市場的地位進一步提高，價格亦從低位迅速回升。於二零零三年，本集團維生素C的平均售價為每公斤5.9美元，比二零零二年的3.2美元上升84%，生產成本則輕微上升6%至每公斤2.3美元。

二零零三年的生產量為14,219噸，比去年增加2,075噸。整個系列的銷售收入達684,000,000港元，佔集團總收入28%，毛利率為60.2%，比去年增加28.1個百分點。

年產能力達15,000噸的維生素C新生產綫正在興建當中，預期可於本年年中投產，到時本集團將成為全球少數最大的維生素C生產商之一。

憑著規模的擴大及低生產成本的優勢，本集團於全球維生素C市場的主導地位將進一步加強，而本業務亦會繼續成為本集團的最主要盈利來源。

青霉素系列

由於國內的青霉素市場於本年出現供過於求的情況，導致產品價格從第三季度開始下滑。於二零零三年，本集團的青霉素工業鹽的平均售價為每公斤12.7美元，比去年的15.6美元下降19%。通過各種成本控制措施及生產技術的改善，青霉素工業鹽的生產成本亦比去年下降17%至每公斤8.9美元。

二零零三年的生產量為5,245噸，比去年增加1,442噸。整個系列的銷售收入為549,000,000港元，佔集團總收入22%，毛利率為32.6%，與去年相同。

面對青霉素市場已進入整固的階段，本集團一方面將進一步降低生產成本及提高下游產品的比重，保持在行業成本最低的優勢。另一方面，本集團現正計劃於短期內在中國西北部興建一青霉素的生產基地，建成後本集團將成為全球少數最大的青霉素生產商之一；同時還利用當地的優惠政策及低成本環境，使生產成本得以大幅降低，進一步提升競爭實力，以助建立本集團於青霉素市場的領導地位。

頭孢菌素類系列

於二零零三年國內市場競爭十分激烈，7-ACA的價格大幅下降。本集團7-ACA的平均售價為每公斤82.2美元，比二零零二年的115.3美元下降29%，然而本集團亦同時降低生產成本15%至每公斤63.8美元。

於二零零三年，本集團的7-ACA生產量為648噸，比去年增加149噸。整個系列的銷售收入為456,000,000港元，佔集團總收入18%，毛利率為22.6%，比去年下降8個百分點。

現時國內 7-ACA 主要生產商仍然不多，經過二零零三年的激烈競爭後，本集團預期價格將會逐步從低位回升。另一方面，本集團亦會繼續降低生產成本，以維持本業務的盈利水平。

成藥

於二零零三年，成藥業務於首個全年之銷售收入達 786,000,000 港元，佔集團總收入 32%。通過開發較高毛利的產品及原料藥成本的降低，本業務的毛利率達 29.3%，比去年增加 2.6 個百分點。

為開拓歐美市場，本集團現為部份產品進行申請海外認證的工作。另一方面，我們亦積極物色海外的合作夥伴或收購機會，以加快進入歐美市場的速度。

專利藥丁苯酞現正進行後期的臨床試驗，我們亦正動工興建一生產綫，以配合該專利藥於二零零五年下半年正式推出市場的計劃。

財務回顧

本集團於整個年度之財政狀況保持穩健。於二零零三年十二月三十一日，本集團之銀行結存及現金總額為 552,000,000 港元。貸款總額為 408,000,000 港元，佔結算日之股東資金 19%。

本集團之貸款包括最終控股公司貸款 102,000,000 港元及銀行貸款 306,000,000 港元。銀行貸款須於兩年內償還，其中 161,000,000 港元須於一年內償還，而餘下 145,000,000 港元須於一至兩年內償還。

本集團 52% 之貸款乃以人民幣計值，餘下之 48% 以港元計值。除出口銷售以美元計值外，本集團之銷售均以人民幣計值，因此，本集團之滙率波動風險不大。

於二零零三年十二月三十一日，本集團將一間全資附屬公司之全部股權抵押予一間銀行，以取得本集團之銀行貸款。此外，本集團亦將其銀行存款 78,000,000 港元抵押，以購入生產設施及取得本集團之短期銀行信貸。

於二零零三年十二月三十一日，本集團就有關購買物業、機器及設備之已簽約但未在財務報表中撥備之資本開支之資本承擔為 233,000,000 港元。

僱員

於結算日，本集團共有僱員約 8,150 人，大部份受僱於國內。彼等支取之薪酬乃參照市場水平、個別僱員之表現及本集團之整體業績而定。

致意

本人謹代表董事會在此對年內股東之支持及本公司員工之勤勉深表謝意。

主席
蔡東晨

香港，二零零四年三月二十二日

董事會報告書

董事會謹提呈截至二零零三年十二月三十一日止年度之年報及經審核之財務報表。

主要業務

本公司為一間投資控股公司。其附屬公司及一間合營企業之業務詳情分別載於財務報表附註 34 及 16。

更改公司名稱

根據本公司於二零零三年四月二十三日舉行之股東特別大會上通過之特別決議案，本公司之名稱由中國製藥企業投資有限公司（China Pharmaceutical Enterprise and Investment Corporation Limited）改為中國製藥集團有限公司（China Pharmaceutical Group Limited）。新公司名稱於二零零三年五月七日生效。

主要客戶及供應商

本年度內，本集團向五大客戶銷售及五大供應商採購之總額分別佔本集團之銷售及採購總額少於 30%。

業績及分配

截至二零零三年十二月三十一日止年度之本集團業績及本公司分配載於本年報第 19 頁之綜合收益表及財務報表附註內。

本公司於年內向股東派發中期股息每股 7.0 港仙，款額達 107,669,000 港元。董事會現建議向於二零零四年五月十四日名列股東名冊之股東派發末期股息每股 7.0 港仙，款額達 107,669,000 港元，並保留其餘之 288,831,000 港元溢利。

物業、機器及設備

本年度內，本集團繼續擴充及改進其原料藥產品及成藥產品之生產設施。有關詳情及本年度內本集團物業、機器及設備之其他變動詳情載於財務報表附註 11。

股本及購股期權

本公司已發行股本及購股期權之變動詳情分別載於財務報表附註 24 及 25。

董事及董事之服務合約

本年度及至本報告日期止之本公司董事為：

執行董事：

蔡東晨 *（主席）*
丁二剛
曲繼廣
魏福民
岳　進
馮振英　　（於二零零三年六月十一日獲委任）
劉　義　　（於二零零三年六月十一日辭任）

獨立非執行董事：

霍振興
李嘉士
齊謀甲
郭世昌　　（於二零零四年二月五日獲委任）

根據本公司之組織章程細則規定第92條，新董事馮振英先生及郭世昌先生將於應屆股東週年大會上依章告退，惟彼等均願膺選連任。

根據本公司之組織章程細則規定第101條，曲繼廣先生、岳進先生及李嘉士先生將於應屆股東週年大會上依章輪值告退，惟彼等均願膺選連任。

擬在應屆股東週年大會上膺選連任之董事，概無與本公司或其任何附屬公司訂有本集團不可於一年內毋須補償（法定補償除外）而終止之服務合約。

董事及高層管理人員個人資料

蔡東晨

一九九八年獲委任為本公司董事。蔡先生，五十歲，高級工程師，為石家莊製藥集團有限公司（「石藥公司」）之主席。蔡先生於一九七二年畢業於中華人民共和國（「中國」）河北財經學院。彼於一九七二年加入中國河北製藥廠（「河北製藥」）任技術員，其後於一九八四年獲委任為河北製藥之廠長。蔡先生具有超過二十年製藥業管理經驗。

董事及高層管理人員個人資料（續）

丁二剛

一九九七年獲委任為本公司董事。丁先生，四十三歲，經濟師。彼畢業於中國河北經貿大學，後加入河北省政府研究室任助理研究員。丁先生負責整體財務管理及投資者關係。

曲繼廣

二零零一年獲委任為本公司董事。曲先生，四十九歲，具有超過二十年製藥業市場推廣及管理經驗。

魏福民

一九九四年獲委任為本公司董事。魏先生，五十七歲，高級工程師。彼於一九七零年畢業於中國天津工業學院。魏先生具有超過二十年製藥業之技術及管理經驗。

岳 進

二零零一年獲委任為本公司董事。岳先生，四十歲，於一九八五年畢業於中國河北大學。岳先生具有超過十五年製藥業產品開發及項目管理經驗。

馮振英

二零零三年六月獲委任為本公司董事。馮先生，四十八歲，畢業於中國河北化學學院，為高級工程師。馮先生具有超過二十年製藥業之技術及管理經驗。

霍振興

一九九四年獲委任為本公司非執行董事。霍先生，六十七歲，為中國工商銀行河北省分行及石家莊市支行前行長。

李嘉士

一九九六年獲委任為本公司非執行董事。李先生，四十四歲，為專業律師及香港一家律師行之合夥人。

齊謀甲

一九九六年獲委任為本公司非執行董事。齊先生，七十歲，高級工程師。彼為中國國家藥品監督管理局（「中國藥管局」）前董事。彼分別於一九七八年及一九八二至一九九四年出任中國藥管局副局長及局長。

董事及高層管理人員個人資料（續）

郭世昌

二零零四年二月獲委任為本公司非執行董事。郭先生，六十二歲，工程師。彼於一九九三年至二零零二年出任中國河北省人民政府副省長。

董事之股份、相關股份及債券權益

於二零零三年十二月三十一日，董事及其聯繫人士於本公司及其聯營公司（定義見證券及期貨條例（「證券條例」）第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

董事姓名	身份	所持已發行普通股數目		佔本公司已發行股本百分比
蔡東晨	實益擁有人	2,000,000		0.13%
丁二剛	作為信託人	25,000,000	*（附註）*	1.63%
	實益擁有人	1,000,000		0.07%
魏福民	實益擁有人	500,000		0.03%
岳　進	實益擁有人	500,000		0.03%

附註： 該等股份乃為本公司之主要股東石藥公司以信託形式持有。

除上文所披露者外，於二零零三年十二月三十一日，各董事或其聯繫人士概無在本公司或其任何聯營公司（定義見證券條例第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益或淡倉，或依據標準守則須知會本公司及聯交所之權益或淡倉。

購股期權

本公司購股期權計劃之詳情載於財務報表附註 25。

下表列出本公司購股期權於年內之變動：

董事姓名	授出日期	行使期限	行使價	於二零零三年一月一日尚未行使	於年內行使	於年內失效	於二零零三年十二月三十一日尚未行使
蔡東晨	二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62 港元	10,000,000	(10,000,000)	–	–
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61 港元	5,000,000	(5,000,000)	–	–
丁二剛	二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62 港元	5,000,000	(5,000,000)	–	–
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61 港元	3,000,000	(3,000,000)	–	–
曲繼廣	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67 港元	1,304,000	(1,304,000)	–	–
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61 港元	3,000,000	(3,000,000)	–	–
魏福民	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61 港元	4,304,000	(4,304,000)	–	–
岳進	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67 港元	1,304,000	(1,304,000)	–	–
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61 港元	3,000,000	(3,000,000)	–	–
劉義（前董事，於二零零三年六月十一日辭任）	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67 港元	1,306,000	–	(1,306,000)	–
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	–	(3,000,000)	–
王憲軍（前董事，於二零零二年十二月二十三日辭任）	二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62 港元	5,000,000	–	(5,000,000)	–
	二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61港元	3,000,000	–	(3,000,000)	–
董事合計				48,218,000	(35,912,000)	(12,306,000)	–
僱員合計	二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67 港元	3,912,000	–	(3,912,000)	–
總計				52,130,000	(35,912,000)	(16,218,000)	–

年內概無購股期權授出或註銷。

購買股份或債券之安排

除上文所披露者外，本公司或其任何控股公司或其同集團附屬公司或其附屬公司於本年度內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

董事於重大合約上之利益

胡關李羅律師行（李嘉士先生為該律師行之合夥人）向本集團提供專業服務，並就此收取一般酬金。

除上文所披露者外，本公司各董事在本公司、其控股公司或其任何同集團附屬公司或附屬公司於年終或年內任何時間仍然生效之重大合約中，概無直接或間接擁有重大利益。

主要股東

於二零零三年十二月三十一日，按本公司根據證券條例第336條存置之主要股東名冊所載，以下股東已知會本公司其於本公司股本持有之有關權益。

主要股東名稱	所持本公司普通股數目	佔已發行股本百分比
石藥公司	783,316,161（*附註*）	50.93%

附註： 在783,316,161股股份中，石藥公司持有748,436,399股，本公司之執行董事丁二剛先生以石藥公司信託人身份持有25,000,000股，而石藥公司之全資附屬公司中國詩薇製藥有限公司則持有9,879,762股。

除上文所披露者外，據本公司所知，於二零零三年十二月三十一日在本公司股份及相關股份中概無任何其他有關權益或淡倉，於二零零三年十二月三十一日亦概無相當於本公司已發行股本5%或以上之任何其他權益。

關連交易

本年度內須予披露之關連交易詳情載於財務報表附註33(I)。獨立非執行董事認為，上述交易乃本集團按以下方式訂立：

(i) 於本集團日常及一般業務範圍內；

(ii) 按一般商業條款或對本公司股東而言屬公平合理之條款；

關連交易（續）

(iii) 按規範該等交易之協議條款或不遜於獨立第三者獲提供或開出之條款；及

(iv) 不超逾聯交所同意之有關上限。

此外，本集團於年內訂立下列關連交易：

(a) 於二零零三年二月十九日，本公司與石藥公司及石藥公司之全資附屬公司石家莊製藥集團新藥有限公司訂立一項協議，據此本公司收購中奇製藥技術（石家莊）有限公司（「中奇」，前稱石家莊製藥集團製藥技術開發有限公司）之全部已發行股本，代價為17,250,000港元。中奇為於中國成立之有限公司，從事藥品之研究及開發。該項收購已於二零零三年六月完成。該項關連交易之詳情已於二零零三年二月十九日之報章公佈中披露。

(b) 於二零零三年七月七日，本集團之全資附屬公司中諾藥業（石家莊）有限公司與石家莊市第二製藥廠（「第二藥廠」）訂立一項協議，收購生產製劑產品及原料藥產品之生產設施（其中包括機器及設備），代價為15,241,000港元。

第二藥廠為石藥公司之聯繫人士，因此根據上市規則為本公司之關連人士。該項交易於二零零三年七月完成。該項關連交易之詳情已於二零零三年七月七日之報章公佈中披露。

(c) 年內，本公司一間附屬公司獲得石藥公司之墊款93,545,000港元。該筆款項為無抵押、按現行利率計息及須於結算日後一至兩年內償還。

(d) 年內，本公司一間附屬公司獲得石藥公司之墊款8,045,000港元。該筆款項為無抵押、免息及不會於結算日後十二個月內償還。

購買、出售或贖回本公司之上市證券

本年度內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

根據上市規則應用指引第19條作出之披露

根據兩項定期貸款協議，如石藥公司持有少於40%之本公司已發行股本，將視作未有履行責任。於二零零三年十二月三十一日，該項定期貸款未償還之本金額為195,030,000港元，而最後一期還款之到期日為二零零五年十月。

根據上市規則應用指引第19條作出之披露（續）

除上文所披露者外，本公司並無其他事項須按上市規則應用指引第19條之規定而披露。

公司管治

董事認為，本公司在截至二零零三年十二月三十一日止整個年度內已遵守上市規則附錄十四所載之最佳應用守則。本公司設有審核委員會，由本公司兩位獨立非執行董事組成。委員會定期與外部核數師及管理層會面以檢討本集團之中期及年度財務報表。

本公司各獨立非執行董事之任期均直至其按照本公司之組織章程細則輪值告退為止。

慈善捐款

年內，本集團作出慈善捐款691,000港元。

核數師

本公司將於股東週年大會上提呈續聘德勤‧關黃陳方會計師行為核數師之決議案。

代表董事會
主席
蔡東晨

香港，二零零四年三月二十二日

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致中國製藥集團有限公司(前稱中國製藥企業投資有限公司)股東

(於香港註冊成立之有限公司)

本會計師行已完成審核載於第19頁至第58頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

《公司條例》規定董事須編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

本行的責任是根據《公司條例》第141條,基於本行審核工作的結果,對該等財務報表表達獨立的意見,並向整體股東作出報告,除此之外並無其他目的。本行概不就本報告書之內容向任何其他人士承擔責任。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況,以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必需的資料及解釋為目標,使本行能獲得充份的憑證,就該等財務報表是否存有重要錯誤陳述,作出合理的確定。在表達意見時,本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信,本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零三年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照《公司條例》妥善編製。

德勤・關黃陳方會計師行
執業會計師

香港，二零零四年三月二十二日

綜合收益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額		**2,478,426**	1,625,130
銷售成本		**(1,553,466)**	(1,121,850)
毛利		**924,960**	503,280
其他經營收入		**9,522**	14,197
分銷成本		**(94,529)**	(42,545)
行政開支		**(200,193)**	(123,295)
其他經營開支		**(21,471)**	(10,879)
大型檢修開支		**–**	(28,591)
呆賬撥備		**–**	(14,276)
經營溢利	5	**618,289**	297,891
財務費用	6	**(25,361)**	(26,682)
應佔合營企業溢利		**7,610**	7,916
除稅前溢利		**600,538**	279,125
稅項	8	**(94,978)**	(49,550)
除少數股東權益前溢利		**505,560**	229,575
少數股東權益		**(1,391)**	(1,433)
年度淨溢利		**504,169**	228,142
股息	9	**215,338**	90,133
每股盈利	10		
基本		**33.27 港仙**	16.62 港仙
攤薄		**32.83 港仙**	16.35 港仙

綜合資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
物業、機器及設備	11	**1,739,164**	1,545,409
無形資產	14	**60,431**	83,490
商譽	15	**58,947**	60,296
於合營企業之權益	16	**21,235**	20,809
應收貸款	17	**1,450**	2,245
已抵押銀行存款	20	**48,494**	–
就收購物業、機器及設備支付之按金		**91,570**	–
		2,021,291	1,712,249
流動資產			
存貨	18	**291,854**	274,936
應收貿易賬款及其他款項	19	**438,572**	421,582
應收票據		**91,477**	120,712
應收貸款	17	**795**	795
應收關聯公司貿易款項	33	**2,529**	91,046
應收合營企業款項	33	**11,969**	3,203
已抵押銀行存款	20	**29,938**	–
銀行結存及現金		**473,199**	324,274
		1,340,333	1,236,548
流動負債			
應付貿易賬款及其他款項	21	**481,091**	460,405
應付票據		**299,345**	41,628
應付關聯公司款項	33	**26,111**	–
應付稅項		**17,169**	16,095
銀行貸款 — 一年內到期	22	**161,299**	543,338
		985,015	1,061,466
淨流動資產		**355,318**	175,082
總資產減流動負債		**2,376,609**	1,887,331
少數股東權益		**8,272**	9,809
非流動負債			
最終控股公司貸款	23	**101,590**	–
銀行貸款 – 一年後到期	22	**145,050**	84,385
		246,640	84,385
		2,121,697	1,793,137

綜合資產負債表 （續）

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
資本及儲備			
股本	24	**153,812**	150,221
儲備		**1,967,885**	1,642,916
		2,121,697	1,793,137

第 19 頁至第 58 頁之財務報表於二零零四年三月二十二日由董事會核准及批准刊發，並由下列董事代表簽署:

董事	*董事*
蔡東晨	**丁二剛**

資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
物業、機器及設備	11	**2,323**	865
於附屬公司之投資	12	**895,244**	763,445
應收附屬公司款項	13	**780,607**	685,727
		1,678,174	1,450,037
流動資產			
其他應收款項		**5,374**	539
應收附屬公司款項		–	91,677
銀行結存及現金		**30,864**	6,666
		36,238	98,882
流動負債			
其他應付款項		**8,510**	11,124
應付關聯公司款項	33	**26,111**	–
銀行貸款 — 一年內到期	22	**49,980**	49,980
		84,601	61,104
流動(負債)資產淨值		**(48,363)**	37,778
總資產減流動負債		**1,629,811**	1,487,815
非流動負債			
銀行貸款 — 一年後到期	22	**145,050**	75,030
		1,484,761	1,412,785
資本及儲備			
股本	24	**153,812**	150,221
儲備	26	**1,330,949**	1,262,564
		1,484,761	1,412,785

董事
蔡東晨

董事
丁二剛

綜合股本權益變動報表

截至二零零三年十二月三十一日止年度

	股本 *千港元* *(附註24)*	股份溢價 *千港元*	商譽儲備 *千港元*	滙兌儲備 *千港元*	非分派儲備 *千港元*	累計溢利 *千港元*	總額 *千港元*
本集團							
於二零零二年一月一日	124,045	836,292	(167,254)	2,692	92,936	432,931	1,321,642
因收購附屬公司而發行股份	21,911	238,832	–	–	–	–	260,743
行使購股期權	4,265	23,084	–	–	–	–	27,349
股份發行費用	–	(83)	–	–	–	–	(83)
轉撥(已扣除少數股東應佔權益)	–	–	–	–	44,739	(44,739)	–
年度淨溢利	–	–	–	–	–	228,142	228,142
已付股息	–	–	–	–	–	(44,656)	(44,656)
於二零零二年十二月三十一日	150,221	1,098,125	(167,254)	2,692	137,675	571,678	1,793,137
行使購股期權	3,591	18,622	–	–	–	–	22,213
股份發行費用	–	(20)	–	–	–	–	(20)
應佔合營企業之非分派儲備	–	–	–	–	2,988	(2,988)	–
轉撥(已扣除少數股東應佔權益)	–	–	–	–	53,447	(53,447)	–
年度淨溢利	–	–	–	–	–	504,169	504,169
已付股息	–	–	–	–	–	(197,802)	(197,802)
於二零零三年十二月三十一日	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697
下列公司應佔之儲備							
– 本公司及附屬公司	153,812	1,116,727	(160,130)	2,585	187,617	802,921	2,103,532
– 合營企業	–	–	(7,124)	107	6,493	18,689	18,165
	153,812	1,116,727	(167,254)	2,692	194,110	821,610	2,121,697

附註: 非分派儲備包括根據中華人民共和國(「中國」)法規須自本公司中國附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

綜合現金流動表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
經營業務			
經營溢利		**618,289**	297,891
按下列各項調整:			
呆賬撥備		**–**	14,276
利息收入		**(1,589)**	(2,241)
折舊與攤銷		**129,024**	103,818
無形資產攤銷		**13,770**	14,303
無形資產減值		**10,878**	–
商譽攤銷		**3,168**	1,546
出售物業、機器及設備之虧損		**9,030**	7,587
出售附屬公司部份權益之收益		**–**	(758)
營運資金變動前之經營現金流量		**782,570**	436,422
存貨增加		**(10,739)**	(126,005)
應收貿易賬款及其他款項增加		**(10,989)**	(132,190)
應收票據減少		**29,235**	25,319
應收關聯公司貿易款項減少		**88,517**	55,943
應收合營企業款項增加		**(2,644)**	(2,064)
應付貿易賬款及其他款項增加		**11,608**	105,256
應付票據增加		**257,717**	41,628
應付關聯公司款項增加		**26,111**	–
來自經營業務之現金		**1,171,386**	404,309
已收利息		**1,589**	2,241
已付利息		**(25,361)**	(27,542)
已付中國所得稅		**(92,842)**	(32,268)
已付少數股東股息		**(2,928)**	(458)
經營業務之現金流入淨額		**1,051,844**	346,282
投資活動			
購買物業、機器及設備		**(323,602)**	(302,155)
就收購物業、機器及設備支付之按金		**(91,570)**	–
已抵押銀行存款增加		**(78,432)**	–
購入附屬公司 （已扣除購入之現金及現金等值）	27	**(17,211)**	8,536
購買知識產權		**(1,122)**	(3,910)
購買公用服務使用權		**(467)**	(4,397)
開發成本		**–**	(962)
已收合營企業之股息		**–**	4,633
償還應收貸款		**795**	795
出售物業、機器及設備所得款項		**4,083**	8,890
投資活動之現金流出淨額		**(507,526)**	(288,570)

綜合現金流動表（續）

截至二零零三年十二月三十一日止年度

	二零零三年 *千港元*	二零零二年 *千港元*
融資活動		
銀行貸款	**301,479**	515,843
以現金發行股份所得款項（已扣除費用）	**22,193**	27,266
償還銀行貸款	**(622,853)**	(357,451)
償還最終控股公司貸款	**–**	(54,218)
已付股息	**(197,802)**	(44,656)
最終控股公司貸款	**101,590**	–
融資活動之現金（流出）流入淨額	**(395,393)**	86,784
現金及現金等值增加	**148,925**	144,496
年初之現金及現金等值	**324,274**	179,778
年結之現金及現金等值， 即銀行結存及現金	**473,199**	324,274

1. 一般事項

本公司為香港註冊成立之公眾上市有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司之最終控股公司為根據中華人民共和國(「中國」)法律成立之國有企業石家莊製藥集團有限公司(「石藥公司」)。石藥公司連同其控制之公司(本集團成員公司除外)以下統稱為「石藥集團」。

本公司之附屬公司主要從事製造及銷售製藥產品。

2. 採納會計實務準則

於本年度，本集團首次採納以下由香港會計師公會(「會計師公會」)頒佈之經修訂香港財務報告準則(「財務報告準則」)；財務報告準則涵蓋會計師公會認許之會計實務準則(「會計實務準則」)及詮釋。

所得稅

本集團於本年度採納會計實務準則第12條(經修訂)「所得稅」(「會計實務準則第12條(經修訂)」)。執行會計實務準則第12條(經修訂)之主要影響與遞延稅項有關。在過往年度，遞延稅項乃以收益表負債法作部份撥備，即是就產生之時差確認為負債，除非預期該等時差不會在可見將來回轉。會計實務準則第12條(經修訂)規定採用資產負債表負債法，據此遞延稅項乃因應財務報表中資產與負債之賬面值與計算應課稅溢利所用之相關稅基之間一切暫時差異而確認，但有若干例外情況。採用是項準則對本年度或過往會計期間之業績並無重大影響，因此毋須作出前期調整。

3. 主要會計政策

財務報表乃根據歷史成本及香港普遍採納之會計原則編製。採納之主要會計政策載列如下：

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。

年內購入或出售之附屬公司之業績，由有效購入日期起或直至有效出售日期止適當列於綜合收益表。

3. 主要會計政策（續）

商譽

商譽乃指收購成本高於本集團於收購附屬公司之日應佔已知之資產及負債之公平價值之差額。

於二零零一年一月一日前之收購產生之商譽繼續保留於儲備內，並於出售有關附屬公司或確定商譽減值時於收益表扣除。

於二零零一年一月一日後之收購產生之商譽予以資本化，並於可使用經濟年期內按直線法攤銷。收購附屬公司產生之商譽在資產負債表中分項列報。

收入之確認

銷售貨品乃於貨品交付及所有權轉移後方予以確認。

利息收入按時間基準參照未償還本金及適用利率計算。

服務收入於提供服務時確認。

投資所得之股息收入於股東可收取該等款項之權利確立時確認。

於附屬公司之投資

於附屬公司之投資按成本減任何已知之減值虧損列入本公司之資產負債表內。

合營企業

合營企業指涉及一間獨立企業之成立而各合營方均持有權益之合營安排。

本集團在合營企業之權益乃列入綜合資產負債表，按本集團應佔有關合營企業資產淨值減任何已知之減值虧損列賬。本集團應佔合營企業之收購後業績乃列入綜合收益表內。

3. 主要會計政策（續）

物業、機器及設備

在建工程按成本入賬，包括屬於該等項目之所有建築成本及其他直接成本，當中包括資本化之借貸成本。在建工程在完工前不作折舊。完竣之在建工程成本撥入物業、機器及設備之有關類別。

物業、機器及設備（在建工程除外）按成本減累計折舊、攤銷及累計減值虧損入賬。

折舊及攤銷乃根據物業、機器及設備（在建工程除外）之預計可使用年期並經計及其估計剩餘價值後，以直線法撇銷其成本而撥備，折舊之年率如下：

在中國之樓宇	3.3% – 5%
機器設備	5% – 10%
傢俬、裝置及辦公室設備	20%
汽車	20%

土地使用權之成本乃以直線法按使用權之期限攤銷。

資產出售或停止使用所產生之盈虧乃按資產出售所得收入與賬面值之差額計算，並列入收益表內。

無形資產

知識產權成本最初按成本值入賬，然後以直線法按估計可使用年期攤銷。

公用服務使用權之成本最初按成本值入賬，然後以直線法按估計可使用年期攤銷。

研究及開發成本

研究事務之支出於出現之期間確認為開支。

因開發支出所產生而源自內部之無形資產，僅於明確界定項目之開發成本預料會從日後之商業活動中收回時確認。所產生之資產按估計可使用年期以直線法攤銷。

倘並無確認源自內部之無形資產，開發支出於出現之期間確認為開支。

3. 主要會計政策（續）

減值

每逢結算日，本集團會審定各項資產之賬面值，以確定有否跡象顯示此等資產出現減值虧損。如果某項資產可收回之數額估計會低於其賬面值，該項資產之賬面值會削減至可收回之數額。減值虧損即時確認為開支。

如減值虧損其後撥回，則資產之賬面值將增加至修訂後之估計可收回數額，惟增加後之賬面值不得超過假設過往年度並無確認該資產之減值虧損所計算之賬面值。撥回之減值虧損即時確認為收益。

存貨

存貨按成本與可變現淨值兩者之較低值列賬。成本按加權平均法計算。

外幣換算

外幣交易最初按交易日期之滙率或合約結算滙率換算。以外幣結算之貨幣資產及負債按結算日之滙率再行換算。因滙兌而引起之盈虧撥入年內之純利或虧損淨額。

於綜合賬目時，本集團在中國之附屬公司及合營企業之資產與負債均按有關結算日之滙率換算。收支項目乃按年內中國人民銀行所報之平均滙率換算。所產生之滙兌差額（如有）乃歸類為股本並撥入本集團之滙兌儲備。該等滙兌差額乃於有關業務出售之期內確認為收益或開支。

稅項

所得稅支出指當期應付稅項及遞延稅項。

當期應付稅項按年內應課稅溢利計算。應課稅溢利與收入報表所報純利不同，此乃由於其不包括在其他年度應課稅或可扣減之收入或支出項目，亦不包括收入報表內永不課稅或扣減之項目。

遞延稅項指就財務報告內資產及負債賬面值與用於計算應課稅溢利之相應稅基兩者之差異而預期須支付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差異確認，

3. 主要會計政策（續）

稅項（續）

而遞延稅項資產則限於較可能於日後取得應課稅溢利，並可用以抵銷可扣減暫時差異時確認。若暫時差異因商譽或因於一項既不影響應課稅溢利亦不影響會計溢利之交易（業務合併除外）中開始確認其他資產及負債而引致，則不會確認該等資產及負債。

遞延稅務負債乃就附屬公司投資及合營企業權益產生之應課稅暫時差異而確認，惟倘本集團能夠控制該等暫時差異之回轉及該等暫時差異預料不會在可見將來回轉則屬例外。

遞延稅項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課稅溢利收回全部或部份資產時減少。

遞延稅項乃按預期於負債償還或資產變現期間之適用稅率計算。遞延稅項會扣自或計入收益表，惟有關直接扣自或計入股本之項目，則有關之遞延稅項亦會於股本中處理。

借貸成本

購買、建造或生產合資格資產（即需要一段頗長時間始能達致其擬定用途或出售之資產）直接應計之借貸成本均予以資本化，作為此等資產成本值之一部份。當此等資產大體上已完成可作其擬定用途或出售時即停止將該等借貸成本資本化。特定用於合資格資產之借貸在其尚未支銷時用作短暫投資所賺取之投資收益，乃於已資本化之借貸成本內扣除。

所有其他借貸成本乃於產生之期間確認為開支。

退休福利計劃之供款

向強制性公積金計劃及國家管理的退休福利計劃的供款乃於到期支付時支銷。

經營租約

根據經營租約應付之租金以直線法按有關租約年期自收益表中扣除。

4. 營業額及分類資料

營業額即本集團在年內將貨品售予外間客戶之已收及應收款項淨額，並經扣除增值稅及退貨後列賬。

根據本集團之內部財務呈報方式，本集團以業務分類為基本之呈報方式，而地域分類則為次要之呈報方式。

業務分類

本集團呈報之基本分類資料以產品劃分，即原料藥（包括青霉素系列、頭孢菌素系列及維生素 C 系列）、成藥及其他。此等產品之分類資料呈列如下：

二零零三年

	原料藥						
	青霉素系列	頭孢菌素系列	維生素 C 系列	成藥	其他	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額							
對外銷售	548,955	455,948	684,139	786,164	3,220	–	2,478,426
類別間銷售	193,327	84,835	–	–	–	(278,162)	–
營業總額	742,282	540,783	684,139	786,164	3,220	(278,162)	2,478,426

類別間銷售乃按市場價格釐定。

分類業績	118,011	47,987	349,271	124,033	(3,677)		635,625
未分配之公司支出							(17,336)
經營溢利							618,289
財務費用							(25,361)
應佔合營企業溢利					7,610		7,610
除稅前溢利							600,538
稅項							(94,978)
未計少數股東權益前溢利							505,560
少數股東權益							(1,391)
年度淨溢利							504,169

4. 營業額及分類資料（續）

業務分類（續）

按產品劃分之分類資產及分類負債賬面值分析如下:

二零零三年

	原料藥					
	青霉素系列 千港元	頭孢菌素系列 千港元	維生素C系列 千港元	成藥 千港元	其他 千港元	綜合 千港元
資產						
分類資產	610,855	801,229	771,996	525,243	71,738	2,781,061
合營企業權益					21,235	21,235
未分配之公司資產						559,328
綜合總資產						3,361,624
負債						
分類負債	285,236	263,185	105,829	128,432	6,412	789,094
未分配之公司負債						442,561
綜合總負債						1,231,655

	原料藥						
	青霉素系列 千港元	頭孢菌素系列 千港元	維生素C系列 千港元	成藥 千港元	其他 千港元	公司 千港元	綜合 千港元
其他資料							
資本開支	28,529	32,170	213,826	43,148	5,488	2,030	325,191
折舊及攤銷	43,087	53,955	27,295	20,345	859	421	145,962
無形資產減值	–	10,878	–	–	–	–	10,878

4. 營業額及分類資料（續）

業務分類（續）

二零零二年

	原料藥						
	青霉素系列 千港元	頭孢菌素系列 千港元	維生素C系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	524,284	498,797	362,093	234,796	5,160	–	1,625,130
類別間銷售	59,726	25,722	–	–	–	(85,448)	–
營業總額	584,010	524,519	362,093	234,796	5,160	(85,448)	1,625,130

類別間銷售乃按市場價格釐定。

分類業績	105,007	106,158	68,403	31,403	90		311,061
未分配之公司支出							(13,170)
經營溢利							297,891
財務費用							(26,682)
應佔合營企業溢利					7,916		7,916
除稅前溢利							279,125
稅項							(49,550)
未計少數股東權益前溢利							229,575
少數股東權益							(1,433)
年度淨溢利							228,142

4. 營業額及分類資料（續）

業務分類（續）

按產品劃分之分類資產及分類負債賬面值分析如下：

二零零二年

	原料藥					
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資產						
分類資產	715,148	820,365	625,270	415,732	25,794	2,602,309
合營企業權益					20,809	20,809
未分配之公司資產						325,679
綜合總資產						2,948,797
負債						
分類負債	133,980	129,478	94,853	132,553	44	490,908
未分配之公司負債						654,943
綜合總負債						1,145,851

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	公司	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
其他資料							
資本開支	82,363	187,555	28,216	5,120	9,014	16	312,284
折舊及攤銷	48,088	35,907	28,493	6,812	22	345	119,667
呆賬撥備	–	–	14,276	–	–	–	14,276

4. 營業額及分類資料（續）

地域分類

本集團之業務位於中國、中國以外之亞洲地區、歐洲、美洲及其他地區。本集團業務之分類資料呈列如下：

	營業額	
	二零零三年	二零零二年
	千港元	*千港元*
中國	**1,801,751**	1,247,647
中國以外之亞洲地區	**278,619**	130,108
歐洲	**178,656**	105,659
美洲	**130,881**	95,058
其他地區	**88,519**	46,658
	2,478,426	1,625,130

由於從各市場地區所得之溢利跟集團整體溢利與營業額之比率大致相符，故無呈列按市場地區劃分之溢利貢獻。

由於分類資產及資本開支賬面值之90%以上位於中國或於中國產生，故無呈列該等數額之分析。

5. 經營溢利

	二零零三年	二零零二年
	千港元	*千港元*
經營溢利已扣除：		
員工成本（包括董事酬金）	**170,555**	121,874
退休福利計劃供款	**27,317**	18,101
員工總成本	**197,872**	139,975
攤銷（計入行政開支）：		
– 無形資產	**13,770**	14,303
– 商譽	**3,168**	1,546
物業、機器及設備之折舊及攤銷	**129,024**	103,818
折舊及攤銷總額	**145,962**	119,667
核數師酬金	**1,350**	1,200
出售物業、機器及設備之虧損	**9,030**	7,587
研究及開發成本	**1,870**	2,290
無形資產減值（計入行政開支）	**10,878**	–
並已計入：		
銀行利息收入	**1,589**	1,737
上年度全數撥備之應收貸款之利息收入	**–**	504

6. 財務費用

	二零零三年 *千港元*	二零零二年 *千港元*
銀行貸款安排費用	**333**	–
利息：		
– 須於五年內悉數償還之銀行貸款	**17,853**	24,384
– 須於五年內悉數償還之關連人士其他貸款（*附註 33(I)*）	**980**	3,158
– 無追索權之貼現應收票據	**6,195**	–
借貸成本總額	**25,361**	27,542
減：在建工程資本化之利息	**–**	(860)
	25,361	26,682

7. 董事酬金及員工酬金

	二零零三年 *千港元*	二零零二年 *千港元*
董事		
董事袍金：		
執行	**380**	180
獨立非執行	**360**	140
	740	320
執行董事之其他酬金：		
薪金及其他福利	**4,520**	4,054
考績獎金	**2,755**	189
退休福利計劃供款	**24**	34
	8,039	4,597

董事酬金介乎下列範圍：

	二零零三年 董事人數	二零零二年 董事人數
無至 1,000,000 港元	**7**	9
1,000,001 港元至 2,000,000 港元	**1**	2
2,000,001 港元至 3,000,000 港元	**2**	–

7. 董事酬金及員工酬金（續）

員工

本集團最高薪酬之六名（二零零二年：六名）人士中，其中四名（二零零二年：四名）為本公司董事，其酬金已於上文列出。其餘兩名最高薪酬人士（二零零二年：兩名）之酬金總額如下：

	二零零三年 *千港元*	二零零二年 *千港元*
薪金及其他福利	**897**	805
考績獎金	**450**	165
退休福利計劃供款	**22**	12
	1,369	982

	二零零三年 董事人數	二零零二年 董事人數
最高薪酬之兩位僱員酬金 介乎下列範圍：		
無至 1,000,000 港元	**1**	2
1,000,001 港元至 2,000,000 港元	**1**	–
	2	2

於本年度內，本集團概無向六名最高薪酬人士（包括董事）支付作為鼓勵加入或於加入本集團時或補償離職之款項。於本年度內概無董事放棄任何酬金。

8. 稅項

	二零零三年 *千港元*	二零零二年 *千港元*
稅項支出包括：		
中國所得稅		
– 本年度	**102,862**	48,276
– 過往年度（超額撥備）撥備不足	**(3,249)**	296
– 稅項抵免	**(5,697)**	–
本公司及其附屬公司應佔稅項	**93,916**	48,572
應佔合營企業稅項	**1,062**	978
	94,978	49,550

8. 稅項（續）

由於本公司或其香港附屬公司在本年度內並無應課稅溢利，故毋須繳付香港利得稅款。

在其他司法權區產生之稅項乃按有關司法權區當時之稅率計算。

年度稅務支出與綜合收益表所示溢利之對賬如下:

	二零零三年		二零零二年	
	千港元	*%*	*千港元*	*%*
除稅前溢利	**600,538**		279,125	
按平均所得稅稅率 22.1%（二零零二年: 25.9%）計算之稅項	**132,855**	**22.1**	72,264	25.9
就稅務而言毋須課稅收入之稅務影響	**(1,859)**	**(0.3)**	(2,246)	(0.8)
就稅務而言不能扣稅開支之稅務影響	**11,930**	**2.0**	16,533	5.9
未確認之稅務虧損之稅務影響	**119**	**0.0**	346	0.2
中國附屬公司及合營企業獲得之稅務寬免之影響	**(39,121)**	**(6.5)**	(37,643)	(13.5)
中國附屬公司獲得之稅項抵免	**(5,697)**	**(0.9)**	–	–
上年度（超額撥備）撥備不足	**(3,249)**	**(0.5)**	296	0.1
本年度之稅務影響及實際稅率	**94,978**	**15.9**	49,550	17.8

附註: 截至二零零三年及二零零二年十二月三十一日止年度之平均所得稅乃根據有關之除稅前純利及中國不同地區及行業之法定稅率計算之加權平均稅項。

根據適用的中國法律和規則，本集團若干中國附屬公司自首個獲利年度起獲豁免繳交兩年之中國所得稅及其後三年間可獲寬減 50%（「中國稅務減免」）。本集團若干附屬公司亦享有可以抵銷中國所得稅之稅務抵免（「稅務抵免」）。有關之稅務抵免乃參照本集團附屬公司購入於中國生產之機器及設備之成本而計算。本年度之稅項支出乃指稅項準備，並已計及此等稅務優惠。

在中國成立之合營企業亦享有如上述附屬公司之中國稅務減免。

年內或於結算日並無重大而未撥備之遞延稅項資產。

9. 股息

	二零零三年 *千港元*	二零零二年 *千港元*
已付中期股息每股7.0港仙（二零零二年：無）	**107,669**	–
擬派末期股息每股7.0港仙（二零零二年：6.0港仙）	**107,669**	90,133
	215,338	90,133

董事會建議派發末期股息每股7.0港仙（二零零二年：6.0港仙），有待股東於股東大會上批准。

10. 每股盈利

每股基本及攤薄盈利乃根據以下數字計算：

	二零零三年	二零零二年
股東應佔溢利	**504,169,000港元**	228,142,000港元
計算每股基本盈利所用之普通股加權平均數	**1,515,192,387**	1,373,033,290
有關購股期權對普通股之潛在攤薄影響	**20,501,401**	22,612,855
計算每股攤薄盈利所用之普通股加權平均數	**1,535,693,788**	1,395,646,145

11. 物業、機器及設備

	在中國之土地使用權	在中國之樓宇	機器設備	傢俬、裝置及辦公室設備	汽車	在建工程	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
成本值							
於二零零三年一月一日	96,028	338,116	1,315,534	1,665	10,545	181,899	1,943,787
添置	17,008	86	53,046	2,399	1,971	249,092	323,602
因購入附屬公司而新增	–	6,948	4,340	918	84	–	12,290
轉撥	–	8,487	62,684	–	–	(71,171)	–
出售	–	(2,748)	(21,476)	(671)	(1,367)	–	(26,262)
於二零零三年十二月三十一日	113,036	350,889	1,414,128	4,311	11,233	359,820	2,253,417
折舊及攤銷							
於二零零三年一月一日	5,037	33,942	352,877	1,061	5,461	–	398,378
本年度準備	5,043	16,345	105,279	529	1,828	–	129,024
出售時撇銷	–	(487)	(11,829)	(481)	(352)	–	(13,149)
於二零零三年十二月三十一日	10,080	49,800	446,327	1,109	6,937	–	514,253
賬面淨值							
於二零零三年十二月三十一日	102,956	301,089	967,801	3,202	4,296	359,820	1,739,164
於二零零二年十二月三十一日	90,991	304,174	962,657	604	5,084	181,899	1,545,409

於二零零三年十二月三十一日，並無列入在建工程之資本化利息。於二零零二年十二月三十一日，在建工程包括資本化利息支出 860,000 港元。

於結算日，本集團在中國持有之土地使用權及樓宇乃以中期租約持有。

11. 物業、機器及設備（續）

	傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
本公司			
成本值			
於二零零三年一月一日	722	1,005	1,727
添置	2,030	–	2,030
出售	(560)	–	(560)
於二零零三年十二月三十一日	2,192	1,005	3,197
折舊及攤銷			
於二零零三年一月一日	409	453	862
本年度準備	221	200	421
出售時撇銷	(409)	–	(409)
於二零零三年十二月三十一日	221	653	874
賬面淨值			
於二零零三年十二月三十一日	1,971	352	2,323
於二零零二年十二月三十一日	313	552	865

12. 於附屬公司之投資

	二零零三年 千港元	二零零二年 千港元
非上市投資，成本值	**895,244**	763,445

於二零零三年十二月三十一日之本公司附屬公司詳情列於附註34。

13. 應收附屬公司款項

應收附屬公司款項乃無抵押、免息及無固定還款期。董事認為，有關款項將不須於結算日起十二個月內償還，因此在資產負債表列作非流動性質。

14. 無形資產

	知識產權	開發成本	公用服務使用權	總額
	千港元	千港元	千港元	千港元
成本值				
於二零零三年一月一日	54,177	43,050	56,192	153,419
添置	1,122	–	467	1,589
撇銷	–	(22,144)	–	(22,144)
於二零零三年十二月三十一日	55,299	20,906	56,659	132,864
攤銷及減值				
於二零零三年一月一日	35,608	16,564	17,757	69,929
本年度準備	5,418	2,709	5,643	13,770
減值	–	10,878	–	10,878
撇銷	–	(22,144)	–	(22,144)
於二零零三年十二月三十一日	41,026	8,007	23,400	72,433
賬面淨值				
於二零零三年十二月三十一日	14,273	12,899	33,259	60,431
於二零零二年十二月三十一日	18,569	26,486	38,435	83,490

知識產權成本按預計可使用年期，以直線法分十年攤銷。

開發成本遞延計算，並於商業投產日期起計三年至五年內以直線法攤銷。

公用服務使用權之成本按估計可使用年期，以直線法分十年攤銷。

年內，本公司董事因應當前之技術發展及經濟狀況檢討本集團開發成本之可收回淨額。若干製藥技術之開發較預期為長，難再保證未來的經濟利益足以支持有關開發成本現時之資本化數值。因此，有關開發成本的賬面值已於年內全數撇銷。

15. 商譽

本集團

	千港元
成本值	
於二零零三年一月一日	61,842
新增	1,819
於二零零三年十二月三十一日	63,661
攤銷	
於二零零三年一月一日	1,546
本年度準備	3,168
於二零零三年十二月三十一日	4,714
賬面淨值	
於二零零三年十二月三十一日	58,947
於二零零二年十二月三十一日	60,296

商譽乃按估計可使用年期以直線法分二十年攤銷。

16. 於合營企業之權益

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
所佔資產淨值	**21,235**	20,809

於二零零三年十二月三十一日，本集團持有河北華榮製藥有限公司（「華榮」）註冊資本之50%權益。華榮為一家於中國成立之中外合資合營公司，從事製造及銷售維生素B12產品。

17. 應收貸款

貸款並無抵押，年息為6.435厘及須於下列期間償還：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
一年內	**795**	795
一至二年	**795**	795
二至五年	**655**	1,450
	2,245	3,040
減：於一年內應收列為流動資產之款項	**(795)**	(795)
於一年後應收之款項	**1,450**	2,245

18. 存貨

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
原材料	**62,226**	53,055
在製品	**84,051**	81,983
製成品	**145,577**	139,898
	291,854	274,936

於結算日，所有存貨按成本入賬。

19. 應收貿易賬項及其他款項

本集團向其貿易客戶提供30日至90日之信貸期。以下為結算日應收貿易賬項之賬齡分析：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
0至90日	**325,490**	279,985
91至180日	**24,222**	26,938
181至365日	**629**	608
	350,341	307,531
其他應收款項	**88,231**	114,051
	438,572	421,582

20. 已抵押銀行存款

已抵押銀行存款包括就購入物業、機器及設備而抵押之存款48,494,000港元，在資產負債表列為非流動性質。餘額為本集團就獲批之短期銀行信貸而抵押之存款，列為流動資產。

21. 應付貿易賬項及其他款項

以下為結算日應付貿易賬項之賬齡分析：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
0至90日	**260,909**	255,920
91至180日	**27,572**	34,167
181至365日	**18,075**	27,263
365日以上	**8,216**	29,409
	314,772	346,759
其他應付款項	**166,319**	113,646
	481,091	460,405

22. 銀行貸款

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	*千港元*	***千港元***	*千港元*
銀行貸款	**306,349**	627,723	**195,030**	125,010
分析：				
有抵押	**75,030**	125,010	**75,030**	125,010
無抵押	**231,319**	502,713	**120,000**	–
	306,349	627,723	**195,030**	125,010

22. 銀行貸款（續）

須於下列期限償還之銀行貸款：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	*千港元*	***千港元***	*千港元*
一年內或按通知	**161,299**	543,338	**49,980**	49,980
一至二年	**145,050**	59,365	**145,050**	50,010
二至五年	**–**	25,020	**–**	25,020
	306,349	627,723	**195,030**	125,010
減：一年內到期列為流動負債之款項	**(161,299)**	(543,338)	**(49,980)**	(49,980)
一年後到期之款項	**145,050**	84,385	**145,050**	75,030

23. 最終控股公司貸款

有關貸款無抵押，其分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
石藥公司提供之貸款：		
– 按當時市場利率計息	**93,545**	–
– 免息	**8,045**	–
	101,590	–

石藥公司不會在結算日起十二個月內要求償還上述貸款，因此有關貸款列為非流動負債。

24. 股本

	股份數目	價值
		千港元
每股面值0.10港元之普通股		
法定：		
於二零零二年一月一日	1,500,000,000	150,000
法定股本增加（附註a）	1,500,000,000	150,000
於二零零二年及二零零三年十二月三十一日	3,000,000,000	300,000
已發行及繳足：		
– 於二零零二年一月一日之結餘	1,240,447,279	124,045
– 發行股份作為購入附屬公司之代價（附註b）	219,111,382	21,911
– 行使購股期權（附註c）	42,654,000	4,265
於二零零二年十二月三十一日	1,502,212,661	150,221
– 行使購股期權（附註c）	35,912,000	3,591
於二零零三年十二月三十一日	1,538,124,661	153,812

附註：

(a) 根據於二零零二年五月二十七日舉行之股東特別大會上通過之普通決議案，藉額外增設1,500,000,000股本公司每股面值0.10港元之普通股，將本公司之法定股本由150,000,000港元增至300,000,000港元。

(b) 於二零零二年四月，本公司與石藥公司及其一附屬公司就本公司收購中諾藥業（石家莊）有限公司（「中諾」）之全部已發行股本訂立協議，代價約為203,800,000港元。代價乃以向石藥公司發行及配發219,111,382股本公司每股面值0.10港元之股份（「代價股份」）支付。由於代價股份乃按收購完成日期每股股份1.19港元之市價計值，故財務報表所列於中諾之投資成本約為260,700,000港元。

(c) 截至二零零三年十二月三十一日止年度，2,608,000份、15,000,000份及18,304,000份（二零零二年：22,174,000份、無及20,480,000份）購股期權分別按每股認購價0.67港元、0.62港元及0.61港元行使，導致發行35,912,000股（二零零二年：42,654,000股）本公司每股面值0.10港元之普通股。

於年內發行之所有普通股與當時之現有普通股在各方面享有同等權利。

25. 購股期權

本公司於一九九四年五月二十七日採納購股期權計劃（「該計劃」），主要為獎勵董事及合資格之員工。該計劃將於二零零四年五月二十六日屆滿。根據該計劃，本公司董事可向合資格僱員（包括本公司及其附屬公司之董事）授出購股期權以認購本公司股份。

認購價（可予調整）為股份面值及相當於緊接授出購股期權之日期前五個交易日本公司股份之平均最後成交價80%之數額兩者之較高者。授出購股期權可在董事會知會各獲授人士之期間內行使，惟在任何情況該期間不可超過該購股期權接納日期後六個月起計三年，且於該三年完結時或二零零四年五月二十六日（取其較早者）到期。

於二零零三年十二月三十一日，並無根據該計劃授出而尚未行使之購股期權。於二零零二年十二月三十一日，根據該計劃授出而尚未行使之購股期權涉及之股份數目為52,130,000股，佔該日本公司已發行股份3.5%。根據該計劃可授出之購股期權所涉及之股份總數，不得超過本公司當時已發行股份10%，除非獲本公司股東事先批准。

任何僱員獲授之購股期權，不得在其悉數行使時，導致該僱員有權認購之股份數目，連同彼因行使之前獲授之全部購股期權而獲發行之股份與根據彼之前獲授而當時尚有效且未行使之全部購股期權可發行之股份總數，超過根據該計劃當時已發行及可發行之股份總數之25%。

聯交所已修訂香港聯合交易所有限公司證券上市規則（「上市規則」）有關購股期權計劃之規定。該等規定由二零零一年九月一日起生效。本公司須於該日起於根據該計劃授出新購股期權時遵守有關之新規定。

下表列出年內僱員（包括董事）持有之本公司購股期權之詳情及變動：

授出日期	行使期限	行使價	於二零零三年一月一日尚未行使	年內行使	年內失效	於二零零三年十二月三十一日尚未行使
		港元				
二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67	7,826,000	(2,608,000)	(5,218,000)	–
二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62	20,000,000	(15,000,000)	(5,000,000)	–
二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61	24,304,000	(18,304,000)	(6,000,000)	–
			52,130,000	(35,912,000)	(16,218,000)	–

25. 購股期權（續）

授出日期	行使期限	行使價 *港元*	於二零零二年一月一日尚未行使	年內行使	年內失效	於二零零二年十二月三十一日尚未行使
二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67	30,000,000	(22,174,000)	–	7,826,000
二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62	20,000,000	–	–	20,000,000
二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61	44,784,000	(20,480,000)	–	24,304,000
			94,784,000	(42,654,000)	–	52,130,000

兩年內均無購股期權授出或註銷。年內於購股期權行使日期股份之加權平均收市價為2.91港元（二零零二年：1.39港元）。

下表列出董事（及其他主要管理人員）持有已列於上表之本公司購股期權之變動：

授出日期	行使期限	行使價 *港元*	於二零零二年一月一日及二零零二年十二月三十一日尚未行使	年內行使	年內失效	於二零零三年十二月三十一日尚未行使
二零零零年三月二十七日	二零零零年九月二十八日至二零零三年九月二十七日	0.62	20,000,000	(15,000,000)	(5,000,000)	–
二零零零年二月十九日	二零零零年八月二十日至二零零三年八月十九日	0.67	3,914,000	(2,608,000)	(1,306,000)	–
二零零一年八月十五日	二零零二年二月十六日至二零零四年五月二十六日	0.61	24,304,000	(18,304,000)	(6,000,000)	–
			48,218,000	(35,912,000)	(12,306,000)	–

授出之購股期權之財務影響在有關購股期權行使前不會在本公司或本集團資產負債表入賬，另外並無就年內授出之購股期權之價值在收益表確認為支出。當購股期權獲行使，所發行之股份乃按有關股份之面值記錄為本公司新增股本，而每股行使價高於股份面值之部份入賬列為本公司股份溢價。在行使日期前失效或註銷之購股期權自未行使購股期權登記處內刪除。

26. 儲備

	股份溢價 *千港元*	累計溢利 *千港元*	總額 *千港元*
本公司			
於二零零二年一月一日	836,292	65,794	902,086
就購入附屬公司而發行股份	238,832	–	238,832
行使購股期權	23,084	–	23,084
股份發行開支	(83)	–	(83)
年度淨溢利	–	143,301	143,301
已付股息	–	(44,656)	(44,656)
於二零零二年十二月三十一日	1,098,125	164,439	1,262,564
行使購股期權	18,622	–	18,622
股份發行開支	(20)	–	(20)
年度淨溢利	–	247,585	247,585
已付股息	–	(197,802)	(197,802)
於二零零三年十二月三十一日	1,116,727	214,222	1,330,949

於二零零三年十二月三十一日，本公司可供分派予股東之儲備為214,222,000港元之累計溢利（二零零二年：164,439,000 港元）。

27. 購入附屬公司

於二零零三年二月九日，本集團購入中奇製藥技術（石家莊）有限公司全部已發行股本。是項收購之詳情載於附註33。

購入之附屬公司資產淨值如下：

	二零零三年 ***千港元***	二零零二年 *千港元*
購入資產淨值：		
物業、機器及設備	**12,290**	190,365
其他應收賬款	**6,001**	–
存貨	**6,179**	–
銀行結存及現金	**1,858**	10,268
其他應付賬款	**(9,078)**	–
	17,250	200,633
購入附屬公司產生之商譽	**1,819**	61,842
	19,069	262,475
支付方式：		
收購時支付現金	**17,250**	–
本公司發行股份	–	260,743
收購時支付有關開支	**1,819**	1,732
	19,069	262,475

27. 購入附屬公司（續）

有關購入附屬公司之現金及現金等值流入淨額之分析：

	二零零三年 千港元	二零零二年 千港元
購入銀行結存及現金	**1,858**	10,268
收購時支付之現金	**(19,069)**	(1,732)
有關購入附屬公司之 現金及現金等值（流出）流入淨額	**(17,211)**	8,536

截至二零零三年十二月三十一日止年度購入之附屬公司對本集團之現金流量淨額及業績並無重大貢獻。

截至二零零二年十二月三十一日止年度購入之附屬公司為本集團之營業額帶來約234,796,000港元之貢獻，另外為本集團之經營溢利帶來約31,403,000港元之貢獻。

28. 經營租約承擔

	本集團	
	二零零三年 千港元	二零零二年 千港元
年內根據土地及樓宇之經營租約 已付之最低租金額	**2,922**	4,547

於結算日，根據不可撤銷經營租約本集團及本公司於下列時間到期支付之未來最低租金承擔如下：

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
一年內	**2,240**	1,410	**836**	764
於第二至第五年內（首尾兩年包括在內）	**2,219**	734	**1,300**	–
五年以上	**684**	703	**–**	–
	5,143	2,847	**2,136**	764

經營租約付款額為本集團就其若干寫字樓及廠房物業應付之款額。租約平均為期三年，租金固定。

29. 資本承擔

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
有關購買物業、機器及設備之已訂約但未在財務報表中撥備之資本開支	**233,474**	62,309

於結算日，本公司就投資於附屬公司之資本承擔如下：

	本公司	
	二零零三年	二零零二年
	千港元	*千港元*
有關出資額的資本投資	**130,000**	–
已批准但未訂約的資本投資	**250,000**	–

30. 或然負債

於結算日，本集團並無或然負債。

於二零零三年十二月三十一日，本公司已就本公司一間附屬公司獲批之一般信貸向銀行提供7,800,000港元（二零零二年：7,800,000港元）之公司擔保。

31. 資產抵押

本集團的資產抵押詳情載於附註20。

於結算日，本公司之全資附屬公司維生藥業（石家莊）有限公司之全部股本權益已抵押予銀行，以換取本公司獲批之銀行信貸。

32. 僱員退休福利計劃

本集團為所有在香港之合資格僱員參與強制性公積金計劃，該計劃之資產與本集團之資產分開，由信託人以基金形式代管。本集團按有關薪金成本之5%向計劃供款，僱員亦按同一比率供款。

32. 僱員退休福利計劃（續）

在兩個年度內及於結算日，並無因僱員在合資格全數享有供款前離開退休福利計劃而產生可用於減少本集團在未來年度應付供款額的重大沒收供款。

中國附屬公司之僱員為中國政府設立之國家管理退休福利計劃之成員。

有關附屬公司須按其現有僱員薪金成本之若干百分比向中國之國家退休計劃供款。按照有關政府規例，此等僱員享有之退休金乃根據其退休時基本薪金及服務年期計算。中國政府負責向此等退休僱員發放退休金。本集團就退休福利計劃唯一責任是作出規定的供款。在本年度內，中國附屬公司關於此等安排之供款約為 27,257,000 港元（二零零二年：18,020,000 港元）。

33. 關連與關聯人士之交易及結餘

於本年度內，本集團與關聯人士（根據上市規則，若干關聯人士亦被視為關連人士）有重大交易及結餘。年內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

公司名稱	交易性質／結餘	本集團 二零零三年 *千港元*	本集團 二零零二年 *千港元*
石藥集團	銷售製成品（附註 a）	**5,568**	103,220
	採購原材料（附註 a）	**38,964**	19,609
	支付有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註 b）	**2,722**	2,675
	租金開支（附註 c）	**1,375**	2,569

33. 關連與關聯人士之交易及結餘（續）

(I) 關連人士（續）

公司名稱	交易性質／結餘	本集團 二零零三年 千港元	二零零二年 千港元
石藥集團	加工服務費（附註 d）	**33,182**	15,905
	維修費（附註 e）	**37**	204
	物料加工費（附註 e）	**–**	394
	提供技術顧問服務之收入（附註 e）	**175**	–
	管理費收入（附註 f）	**–**	52
	最終控股公司貸款之利息支出（附註 g）	**980**	3,158
	收購附屬公司（附註 h）	**17,250**	260,743
	購入物業、機器及設備（附註 i）	**15,328**	–
	出售物業、機器及設備所得款項（附註 j）	**–**	368
	石藥集團提供之擔保（附註 k）	**150,000**	150,000
	於十二月三十一日應收（應付）石藥集團之結餘		
	– 應收貿易款項	**2,529**	91,046
	– 應付股息	**(26,111)**	–
	– 長期貸款（附註 g）	**(101,590)**	–

33. 關連與關聯人士之交易及結餘（續）

(I) 關連人士（續）

公司名稱	交易性質／結餘	本公司 二零零三年 千港元	二零零二年 千港元
石藥集團	於十二月三十一日應付石藥集團之結餘		
	– 應付股息	**(26,111)**	–

(II) 關連人士以外之關聯人士

公司名稱	交易性質／結餘	本集團 二零零三年 千港元	二零零二年 千港元
華榮（本集團之合營企業）	採購原材料（附註 l）	**37,772**	36,652
	本集團提供公用服務（附註 m）	**922**	534
	股息收入	**6,122**	5,239
	提供技術顧問服務之收入（附註 e）	**122**	–
	於十二月三十一日應收（應付）華榮之結餘		
	– 應收股息	**6,122**	606
	– 應付貿易款項	**(160)**	(2,804)
	– 應收非貿易款項（附註 n）	**6,007**	5,401

附註：

(a) 有關交易乃參考市場水平訂立。

(b) 根據本集團與石藥集團訂立之服務協議，本集團就所有綜合服務（提供公用服務除外）支付石藥集團之服務費乃根據其性質及石藥集團實際產生之成本計算。就提供公用服務，所支付之服務費乃根據本集團提供公用服務產生之實際成本加 2 % 手續費計算。

(c) 租金開支乃根據本集團與石藥集團訂立之租約而支付。

33. 關連與關聯人士之交易及結餘（續）

(II) 關連人士以外之關聯人士（續）

附註：

(d) 根據本集團與石藥集團訂立之服務協議，本集團按石藥集團就提供有關服務所產生之實際成本向石藥集團支付加工服務費。

(e) 該等交易乃按雙方同意之條款進行。

(f) 根據本集團與石藥集團訂立之服務協議，石藥集團根據產生之實際能源成本2%（作為手續費）向本集團支付管理費。

(g) 有關貸款之詳情載於附註23。

(h) 於二零零三年二月十九日，本公司與石藥公司及石藥公司之全資附屬公司石家莊製藥集團新藥有限公司訂立一項協議，據此本公司收購中奇製藥技術（石家莊）有限公司（「中奇」，前稱石家莊製藥集團製藥技術開發有限公司）之全部已發行股本，代價為17,250,000港元。中奇為於中國成立之有限公司，從事藥品之研究及開發。該項收購已於二零零三年六月完成。該項關連交易之詳情已於二零零三年二月十九日之報章公佈中披露。

截至二零零二年十二月三十一日止年度進行之收購之條款載於附註24(b)。

(i) 於二零零三年七月七日，本集團與石藥公司之聯繫人士石家莊市第二製藥廠訂立一項協議，收購生產製劑產品及原料藥產品之生產設施（其中包括機器及設備），代價為15,241,000港元。

(j) 有關物業、機器及設備乃按其賬面淨值售予石藥集團。

(k) 該項擔保乃就本公司獲批之銀行貸款而給予銀行。

(l) 有關交易乃參考市場水平訂立。

(m) 就提供公用服務而支付之服務費乃根據華榮就提供公用服務所產生之實際成本計算。

(n) 該等款項並無抵押、免息及須按通知償還。

34. 附屬公司詳情

於二零零三年十二月三十一日之附屬公司詳情如下:

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本面值之百分比 直接 %	間接 %	主要業務
中國天然藥物有限公司	香港	有限責任公司	1,000 港元	–	80	無業務
金利通有限公司	香港	有限責任公司	3 港元	100	–	無業務
河北中潤製藥有限公司	中國	有限責任合作合營企業	人民幣 463,490,300 元	79.04	20.17	製造及銷售製藥產品
M2b.com.hk Limited	英屬處女羣島	有限責任公司	2,500,000 美元	–	90	無業務
恩必普藥業有限公司	中國	有限責任境外投資企業	人民幣 120,000,000 元	100	–	製造及銷售製藥產品
Netcom Resources Limited	英屬處女羣島	有限責任公司	1,000 美元	100	–	投資控股
石藥集團中潤製藥（內蒙古）有限公司	中國	有限責任境外投資企業	130,000,000 港元*	100	–	無業務
天輪投資有限公司	香港	有限責任公司	2 港元	100	–	投資控股
Unity Pacific Limited	英屬處女羣島	有限責任公司	1 美元	100	–	投資控股
維達藥業（石家莊）有限公司	中國	有限責任境外投資企業	5,270,000 美元	100	–	無業務
維生藥業（石家莊）有限公司	中國	有限責任境外投資企業	14,899,000 美元	100	–	製造及銷售製藥產品

34. 附屬公司詳情（續）

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本面值之百分比 直接 %	間接 %	主要業務
維泰藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣18,000,000元	100	–	製造及銷售製藥產品
中諾藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣216,000,000元	100	–	製造及銷售製藥產品
中奇製藥技術（石家莊）有限公司	中國	有限責任境外投資企業	人民幣18,440,000元	100	–	提供製藥研究及開發服務

* 該數額為二零零三年十二月三十一日未繳足之註冊資本。

各附屬公司於年終或本年度內任何時間概無任何未償還債務證券。

業績

	截至十二月三十一日止年度				
	一九九九年	二零零零年	二零零一年	二零零二年	**二零零三年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
營業額	821,321	995,096	1,168,244	1,625,130	**2,478,426**
經營溢利	166,751	129,720	190,800	297,891	**618,289**
財務費用	(29,407)	(29,843)	(27,102)	(26,682)	**(25,361)**
聯營公司之商譽減值	–	–	(2,032)	–	–
解散附屬公司虧損	–	(1,081)	–	–	–
出售附屬公司收益	–	–	4,051	–	–
應佔聯營公司虧損	–	(290)	–	–	–
應佔合營企業溢利	7,210	3,779	5,183	7,916	**7,610**
除稅前溢利	144,554	102,285	170,900	279,125	**600,538**
稅項	(1,072)	(21,364)	(29,315)	(49,550)	**(94,978)**
除少數股東權益前溢利	143,482	80,921	141,585	229,575	**505,560**
少數股東權益	(1,460)	(448)	(1,579)	(1,433)	**(1,391)**
年度淨溢利	142,022	80,473	140,006	228,142	**504,169**

資產及負債

	於十二月三十一日				
	一九九九年	二零零零年	二零零一年	二零零二年	**二零零三年**
	千港元 （重新列賬）	*千港元*	*千港元*	*千港元*	***千港元***
總資產	1,943,132	1,950,203	2,209,932	2,948,797	**3,361,624**
總負債	795,464	762,743	878,698	1,145,851	**1,231,655**
少數股東權益	7,245	9,050	9,592	9,809	**8,272**
股東資金	1,140,423	1,178,410	1,321,642	1,793,137	**2,121,697**

營業額趨勢圖


百萬港元
3,000
2,500
2,000
1,500
1,000
500
0
821
995
1,168
1,625
2,478
一九九九
二零零零
二零零一
二零零二
二零零三

淨溢利趨勢圖


百萬港元
600
500
400
300
200
100
0
142.0
80.4
140.0
228.1
504.2
一九九九
二零零零
二零零一
二零零二
二零零三